SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
March 30, 2007
Commission File Number: 000-30586
IVANHOE ENERGY INC.

(Translation of Registrant’s Name into English)
Suite 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, CANADA

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. *
Form 20-F- ☐                Form 40-F- ☐
* The registrant files annual reports under cover of Form 10-K
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐                 No: ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K incorporates by reference the exhibit attached hereto.

Exhibit	Title
1	Management Proxy Circular
2	Proxy
3	Electronic Shareholder Consent
4	Supplemental Return Card
5	Notice of Meeting
6	Letter to Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE ENERGY INC.
Date: March 30, 2007	By:	/s/ Beverly A. Bartlett
Beverly A. Bartlett
Vice President and Corporate Secretary

EXHIBIT 1
Notice of Annual Meeting of the Shareholders
and
Management Proxy Circular
of
IVANHOE ENERGY INC.
DATED: MARCH 14, 2007

IVANHOE ENERGY INC.
654 – 999 Canada Place
Vancouver, BC V6C 3E1
Telephone: 604-688-8323 Fax: 604-682-2060
Notice of Annual General Meeting of Shareholders
May 3, 2007
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of IVANHOE ENERGY INC. (the “Company”) will be held in Suite 629 — 999 Canada Place, Vancouver, British Columbia on Thursday, May 3, 2007, at 9:00 AM local time (the “Meeting”) for the following purposes:
1.	to receive the report of the directors;

2.	to receive the Company’s audited financial statements for the financial year ended December 31, 2006 and the auditor’s report thereon;

3.	to elect directors for the ensuing year;

4.	to appoint auditors for the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	to consider and, if thought advisable, to pass an ordinary resolution authorizing the Company to amend and restate its Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to: (i) increase the maximum number of common shares available for issuance thereunder from 20,000,000 common shares to 24,000,000 common shares; (ii) increase the maximum number of common shares of the Company which may be allocated for issuance under the Bonus Plan component of the Incentive Plan from 2,000,000 common shares to 2,400,000 common shares; (iii) replace the existing terms thereof governing the circumstances and manner in which the Incentive Plan may be amended with more detailed and prescriptive provisions in order to comply with recently enacted changes to the rules and policies of The Toronto Stock Exchange (“TSX”) respecting equity incentive plan amendments; (iv) formally recognize the role of the Compensation Committee in administering the Incentive Plan; (v) provide for the automatic extension of the exercise term of any incentive stock option issued under the Incentive Plan that would otherwise expire during a “blackout period” if the holder is prevented from exercising the incentive stock option due to blackout period trading restrictions; and (vi) make other technical amendments to the Incentive Plan, all as more particularly described in the Management Proxy Circular that accompanies this Notice;

6.	to consider and, if thought advisable, to pass a special resolution to amend the articles of the Company increasing the maximum number of directors to thirteen (13);

7.	to consider and, if thought advisable, to pass an ordinary resolution confirming amendments to the bylaws of the Company to permit common shares of the Company to be issued and transferred electronically, without a physical certificate, in order to facilitate the Company’s compliance with new regulatory requirements applicable to companies having securities listed on a U.S. stock exchange and scheduled to take effect in 2008; and

8.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The Board of Directors has fixed March 19, 2007 as the record date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.

A Management Proxy Circular and a form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting. The audited consolidated financial statements of the Company for the year ended December 31, 2006, and the auditor’s report thereon, are expected to be mailed to shareholders on or about March 30, 2007.
A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.
DATED at Vancouver, British Columbia, this 14th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Beverly A. Bartlett”

Beverly A. Bartlett
Vice President and Corporate Secretary

IVANHOE ENERGY INC.
Suite 654 – 999 Canada Place
Vancouver, British Columbia V6C 3E1
MANAGEMENT PROXY CIRCULAR
This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of IVANHOE ENERGY INC. (the “Company”) for use at the annual meeting (the “Meeting”) of its shareholders to be held on May 3, 2007, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Unless otherwise stated, this Management Proxy Circular contains information as at March 14, 2007.
SOLICITATION OF PROXIES
The solicitation of proxies by management will be primarily by mail, but proxies may be solicited by directors, officers and regular employees of the Company personally, by telephone or by means of electronic communication.
All costs of this solicitation will be borne by the Company.
APPOINTMENT OF PROXYHOLDERS
A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.
The individuals named in the accompanying form of proxy are directors and/or officers of the Company. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the accompanying form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.
An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, is deposited with CIBC Mellon Trust Company by facsimile to (416) 368-3976 or 1-866-781-3111, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1 or P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by hand to The Oceanic Plaza, 1600 — 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or any adjournment thereof at which the form of proxy is to be used.
REVOCATION OF PROXIES
A shareholder who has given a proxy may revoke it:
(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing:
(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or an adjournment thereof, at which the form of proxy is to be used;

(ii)	at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the form of proxy is to be used;

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof; or

(b)	in any other manner provided by law.
The revocation of a proxy will not affect a matter on which a vote is taken before the revocation.
EXERCISE OF DISCRETION
On a poll, the nominees named in the accompanying form of proxy will vote or withhold from voting the common shares represented thereby in accordance with the instructions of the shareholder. The form of proxy will confer discretionary authority on the nominees named therein with respect to:
(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of auditors and the election of directors;

(b)	any amendment to or variation of any matter identified therein; and

(c)	any other matter that properly comes before the Meeting.
In respect of a matter for which a choice is not specified in the form of proxy, the nominees named in the accompanying form of proxy will vote the common shares represented by the form of proxy at their own discretion for the approval of such matter.
As of the date of this Management Proxy Circular, management of the Company knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting, each nominee named in the accompanying form of proxy intends to vote thereon in accordance with the nominee’s best judgment.
VOTING BY NON-REGISTERED SHAREHOLDERS
Only registered shareholders of the Company or the persons they appoint as their proxy holders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. Common shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Company (Intermediaries include, among others, banks, trust companies, securities dealers, securities brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy and other materials, if any (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.
Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:
(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular form of proxy accompanied by a page of instructions which contains a removable label with a bar code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the form of proxy. In this case, the Non-Registered Shareholder who wishes to submit a form of proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6.
In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares of the Company they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.
A Non-Registered Shareholder may revoke a proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s common shares of the Company are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.
VOTES NECESSARY TO PASS RESOLUTIONS
The Company’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, common shares carrying, in the aggregate, not less than thirty-three and one-third percent (33-1/3%) of the votes eligible to be cast at the Meeting.
Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.
At the Meeting, shareholders will be asked to elect directors and appoint auditors for the ensuing year. If there are more nominees for election as directors or appointment as the Company’s auditors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.
At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution, the full text of which is set out as Schedule A hereto (the “Incentive Plan Amendment Resolution”), authorizing the Company to amend and restate the Company’s existing Incentive Plan to: (i) increase the maximum number of common shares available for issuance thereunder from 20,000,000 common shares to 24,000,000 common shares; (ii) increase the maximum number of common shares of the Company which may be allocated for issuance under the Bonus Plan component of the Incentive Plan from 2,000,000 common shares to 2,400,000 common shares; (iii) replace the existing terms thereof governing the circumstances and manner in which the Incentive Plan may be amended with more detailed and prescriptive provisions in order to comply with recently enacted changes to the rules and policies of TSX respecting equity incentive plan amendments; (iv) formally recognize the role of the Compensation Committee in administering the Incentive Plan; (v) provide for the automatic extension of the exercise term of any incentive stock option issued under the Incentive Plan that would otherwise expire during a “blackout period” if the holder is prevented from exercising the incentive stock option due to blackout period trading restrictions; and (vi) make other technical amendments to the Incentive Plan. The Incentive Plan Amendment Resolution is an ordinary resolution and, as such, requires approval by a majority of the votes cast by shareholders at the Meeting.
At the Meeting, shareholders will also be asked to consider and, if thought advisable, to pass a special resolution, the full text of which is set out as Schedule B hereto (the “Articles Amendment Resolution”), amending the Company’s articles to increase the maximum number of directors from 11 to 13. The Articles of Amendment Resolution is a special resolution and, as such, requires approval by a majority of at least two-thirds of the votes cast by shareholders at the Meeting.
Shareholders will also be asked to consider at the Meeting and, if thought advisable, to pass an ordinary resolution, the full text of which is set out as Schedule C hereto (the “Bylaw Amendment Resolution”) confirming amendments to the Bylaws of the Company enacted by the board of directors on March 8, 2007 to allow for shares to be issued and transferred electronically, without a physical certificate, in order to facilitate the Company’s compliance with new regulatory requirements applicable to companies having securities listed on a U.S. stock exchange and scheduled to take effect in 2008. The Bylaw Amendment Resolution is an ordinary resolution and, as such, requires approval by a majority of the votes cast by shareholders at the Meeting.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company or is a proposed nominee for election as a director of the Company (or an associate or affiliate of such director, director nominee or executive officer) at any time since the beginning of the Company’s last financial year in any matter to be acted upon at the Meeting other than the proposed amendment of the Incentive Plan.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
The Company has an authorized capital consisting of an unlimited number of common shares without par value and an unlimited number of preference shares without par value.
As of March 14, 2007 the Company had outstanding 241,364,188 fully paid and non-assessable common shares without par value, each carrying the right to one vote. As of such date, there were no preference shares issued and outstanding.
A holder of record of one or more common shares on the securities register of the Company at the close of business on Monday, March 19, 2007, (the “Record Date”) who either attends the Meeting personally or deposits a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have such common shares voted at the Meeting, except to the extent that
(a)	the shareholder has transferred the ownership of any such common shares after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred common shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.
To the knowledge of the Company’s directors and executive officers, as at March 14, 2007 the only person who beneficially owns, directly or indirectly, or exercises control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding common shares of the Company, the approximate number of common shares so owned, controlled or directed, and the percentage of voting shares of the Company represented by such shares and the share ownership by the current directors and executive officers of the Company as a group are:

			Percentage of
	Number		Shares
Name and Address	of Shares(1)		Outstanding(1)
Robert M. Friedland Singapore	51,011,725	(2)(3)	20.48%

Directors and Executive Officers as a Group	64,122,909	(4)(5)	25.74%

(1)	Beneficial ownership is determined in accordance with applicable securities laws and generally includes voting or investment power with respect to securities. Unissued common shares subject to options, warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(2)	417,105 common shares are held directly by Mr. Friedland. 50,594,620 common shares are held indirectly, through Newstar Securities SRL, Premier Mines SRL and Evershine SRL, companies controlled by Mr. Friedland.

(3)	Includes 2,200,000 unissued common shares issuable to Mr. Friedland upon the exercise of outstanding share purchase warrants.

(4)	Includes 7,732,667 unissued common shares issuable to directors and executive officers upon exercise of incentive stock options and outstanding share purchase warrants.

(5)	Includes 51,011,725 commons shares beneficially owned, directly and indirectly, by Robert M. Friedland.
ELECTION OF DIRECTORS
The Company’s articles provide that the number of directors of the Company will be a minimum of three and a maximum of eleven. The term of office of each of the current directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Company or, if no director is then elected, until a successor is elected.
The following tables provide information on the nominees proposed for election to the Company’s board of directors. Included in these tables is information relating to each nominee’s committee memberships, meeting attendance, public board memberships, equity ownership, principal occupation, business or employment and the period of time during which each has been a director of the Company. This information is as at March 14, 2007.
Management’s nominees for election as directors are as follows:

A. Robert Abboud
Barrington Hills, IL, USA
Age: 77
Director Since: 2006
Director Status:
Independent(2)
Areas of Experience:
Banking
International Finance
International project
management
Public capital markets

Robert Abboud is President of A. Robert Abboud and Company, a private investment company, and has enjoyed a 45-year career in oil and gas, banking and foreign affairs. He was previously President and Chief Operating Officer of Occidental Petroleum Corporation, Chairman of First Chicago Corporation and The First National Bank of Chicago, Chairman of First City Bancorporation of Texas, Chairman of ACB International, Ltd., a joint venture which included the Bank of China and a subsidiary of the Chinese Ministry of Foreign Relations and Trade. Mr. Abboud has served as a member of the Board of Directors of AMOCO and as Audit Committee Chairman for AAR Corporation, Alberto-Culver Company, Hartmarx Corporation, ICN Pharmaceuticals Inc. and Inland Steel Industries.
Mr. Abboud was appointed as Independent Co-Chairman and Lead Director of the Company in May 2006.
B.A. (Cum Laude), 1951, Harvard College; J.D., 1956, Harvard Law School; M.B.A., 1958 — Baker Scholar, Harvard Business School; Certified Commercial Lender, 1975, American Bankers Association; Member Illinois, Massachusetts and Federal Bar and the American Bar Association.

Principal Occupation, Business or Employment
President, A. Robert Abboud and Company (1984 – present)
Board/Committee Membership:	Attendance:		Public Board Membership
			Company:	Since:
Board of Directors* *Director since May, 2006	4 of 4	100%	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)		Total Market Value of	Minimum Required(8)
			Common Shares(4)
2007	400,000		$480,000	U.S.$750,000
2006	n/a		n/a	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
May 15, 2006	May 15, 2011	580,000	116,000/464,000	US$2.85	580,000	$0

David R. Martin
Santa Barbara, CA, USA
Age: 75
Director Since: 1998
Director Status:
Non-Independent(1)
Areas of Experience:
Geological — Oil & Gas
International project
management
Public capital markets

Mr. Martin has over 40 years of international experience in the oil and gas industry, 26 of them in senior management positions with Occidental Petroleum Corporation. Part of the founding team at Occidental Petroleum, Mr. Martin was President and CEO of Occidental Oil & Gas Corporation of California from 1986 to 1996. He was also the former Executive Vice-President and a director of Occidental Petroleum Corporation and a director of Canadian Occidental Petroleum. Mr. Martin has been the President of Cathedral Mountain Corporation, a private holding company, since 1997.
Mr. Martin is the Executive Co-Chairman of the Company, having been appointed to the role in May of 2006. Previously, Mr. Martin held the position of Chairman of the Board since August 1998.
B.A., 1957, Geology, University of California at Los Angeles; M.A. 1958 Geology, University of California at Los Angeles.

Principal Occupation, Business or Employment
Executive Co-Chairman, Ivanhoe Energy Inc. (May 2006 – present); Chairman of the Board, Ivanhoe Energy Inc. (August 1998 – May 2006); President, Cathedral Mountain Corporation (1997 – present)
Board/Committee Membership:	Attendance:		Public Board Membership
			Company:	Since:
Board of Directors	6 of 6	100%	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)		Total Market Value of	Minimum Required(8)
			Common Shares(4)
2007	973,069		$2,335,366	n/a
2006	965,393		$2,992,718	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
Aug 24, 1998	Aug 24, 2008	4,000,000	3,400,000/0	Cdn$0.50	3,400,000	$6,460,000

Robert M. Friedland
Singapore
Age: 56
Director Since: 1995
Director Status:
Non-Independent(1)
Areas of Experience:
International finance
Public capital markets
International resource
development projects

Robert Friedland, a co-founder of Ivanhoe Energy Inc., has been a director of the Company since 1995 and Deputy Chairman since 1999. Mr. Friedland was appointed as Deputy Chairman – Capital Markets in May 2006. Mr. Friedland is the founder and Executive Chairman of Ivanhoe Mines Ltd., a Canadian public company with extensive operating, development and exploration interests in several countries in the Asia Pacific region. Mr. Friedland also is Chairman and President of Ivanhoe Capital Corporation, his family’s private, Singapore and Beijing-based company that specializes in providing venture capital and project financing for international business enterprise, predominantly in the resources sector.

Mr. Friedland was named 2006 Mining Person of the Year by the Northern Miner publishing group of Canada. He was named Developer of the Year in 1996 by the Prospectors and Developers Association of Canada for his work in establishing and financing companies engaged in mineral exploration and development around the world.
B.A., 1974, Political Science, Reed College.

Principal Occupation, Business or Employment
Chairman, Ivanhoe Mines Ltd. (March 1994 – present); Chairman and President, Ivanhoe Capital Corporation
Board/Committee Membership:	Attendance:		Public Board Membership
			Company:	Since:
Board of Directors	4 of 6	66.66%	Ivanhoe Mines Ltd. (TSX; NYSE)	1994
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)		Total Market Value of	Minimum Required(8)
			Common Shares(4)
2007	51,011,725		$117,148,140	n/a
2006	46,611,725		$144,496,348	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
Nil

E. Leon Daniel
Park City, UT, USA
Age: 70
Director Since: 1998
Director Status:
Non-Independent(1)
Areas of Experience:
Petroleum engineering
Oil and Gas industry
International project
management

A petroleum engineer and specialist in enhanced oil-recovery techniques, Leon Daniel was formerly Executive Vice-President of Worldwide Business Development for Occidental Oil and Gas Corp. from 1996 to 1998 and President of Occidental Engineering Co. from 1993 to 1996.
Mr. Daniel was appointed as Deputy Chairman – Projects and Engineering in May 2006 and has been a director of the Company since August 1998. Previously, Mr. Daniel was President and Chief Executive Officer of the Company from June 1999 to May 2006.
B.Sc., 1958, Petroleum Engineering, University of Texas; Member Society of Petroleum Engineers.

Principal Occupation, Business or Employment
Deputy Chairman, Projects and engineering, Ivanhoe Energy Inc. (May 2006 – present); President and Chief Executive Officer, Ivanhoe Energy Inc. (June 1999 – May 2006)
Board/Committee Membership:	Attendance:		Public Board Membership
			Company:	Since:
Board of Directors	6 of 6	100%	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)		Total Market Value of	Minimum Required(8)
			Common Shares(4)
2007	680,016		$1,632,038	n/a
2006	633,217		$1,962,973	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
May 5, 2005	May 5, 2010	5,000,000	3,000,000/200,000	US$2.42	500,000	$0
Aug 25, 1998	Aug 23, 2008	5,000,000	166,667/0	Cdn$0.50	166,667	$258,334

J. Steven Rhodes
Los Angeles, CA, USA
Age: 55
Director Since: 2003
Director Status:
Independent(2)
Areas of Experience:
International politics
International project management
Banking
Public capital markets

Mr. Rhodes is Chairman and CEO of Claiborne-Rhodes, Inc., a Los-Angeles-based investment company. Prior to joining Claiborne-Rhodes in 2001, Mr. Rhodes was a Senior Vice-President with First Southwest Company, a large investment banking firm based in Dallas, Texas. From 1981 to 1985, Mr. Rhodes worked at The White House in various positions, including Chief Domestic Advisor to then President George H.W. Bush. Mr. Rhodes has also held senior management positions with William E. Simon & Sons Municipal Securities, Inc. and Smith Barney Harris Upham & Company, Inc.
Mr. Rhodes joined the Board of Directors in December, 2003, and is currently is a member of both the Compensation and Benefits and Nominating and Corporate Governance Committees.
B.B.A., 1973, Loyola University of Los Angeles; M.B.A., 1977, Pepperdine University

Principal Occupation, Business or Employment
Chairman and Chief Executive Officer, Claiborne-Rhodes, Inc. (2001 – present); Senior Vice President, First Southwest Company (1999 – 2001)
Board/Committee Membership:	Attendance:		Public Board Membership
			Company:	Since:
Board of Directors	5 of 6	83.33%	n/a	n/a
Compensation	5 of 5	100%
Nominating and Corporate Governance	4 of 4	100%
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)		Total Market Value of	Minimum Required(8)
			Common Shares(4)
2007	1,000		$2,400	U.S.$72,000
2006	nil		$0	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
May 4, 2006	May 4, 2011	50,000	20,000/30,000	US$2.80	50,000	$0
May 5, 2005	May 5, 2010	50,000	30,000/20,000	US$2.42	50,000	$0
Jul 30, 2004	Jul 30, 2009	150,000	30,000/60,000	US$1.50	90,000	$49,500
Dec 1, 2003	Dec 1, 2008	150,000	120,000/30,000	Cdn$5.37	150,000	$0

Joseph I. Gasca
The Woodlands, TX, USA
Age: 50
Director Status:
Non-Independent(1)
Areas of Experience:
Petroleum Engineering
Oil & Gas industry
Finance
International project management
Public capital markets

Joseph Gasca is a senior oil and gas executive with 27 years of global industry experience. He has held leadership roles in all aspects of the upstream business including technology, asset management, exploration and operations. During a 22 year career with Texaco, Mr. Gasca held a number of positions, most recently Vice President of Commercial development, where he directed technology development for, and global technical support to, Texaco’s upstream organization.
Mr. Gasca joined the Company in July 2006 as President and Chief Operating Officer and was designated the President and Chief Executive Officer effective January 2007.
B.Sc., 1978, Petroleum Engineering, University of Texas at Austin, Post graduate studies in Business Management at Lamar University.

Principal Occupation, Business or Employment
President and Chief Executive Officer, Ivanhoe Energy Inc. (January 2007 – present); President and Chief Operating Officer, Ivanhoe Energy Inc. (July 2006 – January 2007); Region Technical Director – Europe/Asia, BG Group (January 2006 – June 2006); General Manager – Operations, BG Group (August 2004 – December 2005); Chief Operating Officer, Mosaic Natural Resources Ltd. (January 2003 – July 2004); President, Star Insight Ltd. (May 2002 – July 2004)

Board/Committee Membership:	Attendance:	Public Board Membership
		Company:	Since:
n/a	n/a	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)	Total Market Value of	Minimum Required(8)
Common Shares(4)
2007	nil	$0	U.S.$945,000
2006	n/a	n/a	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
May , 2006	July 5, 2016	1,000,000	250,000/750,000	US$2.85	1,000,000	$0

Robert A. Pirraglia
Belmont, MA, USA
Age: 57
Director Since: 2005
Director Status:
Independent(2)(7)
Areas of Experience:
Law
Finance
International project
management
Public capital markets

Robert Pirraglia is an engineer and attorney with more than 25 years of experience in the development of energy projects and projects employing innovative technologies. He currently serves as Chief Operating Officer and director of Ensyn Corporation and is also a director of Pirraglia Associates, Inc. and RRP Development Holdings, LLC. In addition to being a founder and manager of several energy and waste processing companies, Mr. Pirraglia provided management and business consulting services to various U.S., Canadian and European companies.
Mr. Pirraglia has been a director of the Company since April 2005 and is presently a member of the Audit and Nominating and Corporate Governance Committees.
B.E.E., 1969, New York University; J.D., 1974, Fordham University School of Law.

Principal Occupation, Business or Employment
Chief Operating Officer and Vice President, Ensyn Corporation (April 2005 – present); Chief Operating Officer and Vice president, Ensyn Group, Inc. (September 1998 – April 2005)
Board/Committee Membership:	Attendance:		Public Board Membership
			Company:	Since:
Board of Directors	6 of 6	100%	n/a	n/a
Audit	5 of 5	100%
Nominating and Corporate	2 of 2	100%
Governance* * member since May, 2006
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)		Total Market Value of	Minimum Required(8)
			Common Shares(4)
2007	226,266		$543,038	U.S.$72,000
2006	300,834		$932,585	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
May 4, 2006	May 4, 2011	50,000	20,000/30,000	US$2.80	50,000	$0
May 5, 2005	May 5, 2010	2,000,000	120,000/80,000	US$2.42	200,000	$0

Dr. Robert G. Graham
Ottawa, ON, Canada
Age: 53
Director Since: 2005
Director Status:
Non-Independent(1) (7)
Areas of Experience:
Chemical engineering
Petroleum engineering
Project management
Oil and Gas industry

Dr. Robert Graham is the co-founder, Chairman, Chief Executive Officer and President of Ensyn Group Inc. He has been working on the commercial development of the RTP™ biomass refining and petroleum upgrading technologies since the early 1980’s. This work culminated in the development of commercial RTP applications in the wood industry in the late 1980’s and the establishment of Ensyn Renewables Inc. to capitalize on commercial projects for this business. In 1997, Dr. Graham initiated the application of this commercial RTP™ technology in the petroleum industry.
Dr. Graham has been a director with the Company since April, 2005 and has been appointed Chief Technology Officer effective April 1, 2007.
B.Sc., 1974, Carlton University; B.Sc. Honours, 1976, Carleton University; M.Eng., 1978, University of Western Ontario; Ph.D., 1993, Chemical Engineering University of Western Ontario.

Principal Occupation, Business or Employment
President and Chief Executive Officer, Ensyn Corporation (April 2005 – present); Chairman and Chief Executive Officer, Ensyn Group (October 1984 – April 2005)
Board/Committee Membership:	Attendance:		Public Board Membership
			Company:	Since:
Board of Directors	5 of 6	83.33%	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)		Total Market Value of	Minimum Required(8)
			Common Shares(4)
2007	5,218,755		$12,525,012	U.S.$72,000
2006	6,448,755		$19,991,141	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
Mar. 8, 2007	Mar. 8, 2012	200,000	20,000/180,000	Cdn$2.29	200,000	$22,000
May 4, 2006	May 4, 2011	50,000	20,000/30,000	Cdn$3.12	50,000	$0
May 5, 2005	May 5, 2010	150,000	90,000/60,000	Cdn$3.01	150,000	$0

Howard Balloch
Beijing, China
Age: 55
Director Since: 2002
Director Status:
Independent(2)
Areas of Experience:
International politics
International project
management
Finance
Public capital markets

Howard Balloch is President and founding member of the investment advisory firm, The Balloch Group. A veteran Canadian diplomat, Mr. Balloch began serving as Canada’s ambassador to China, Mongolia and the Democratic People’s Republic of Korea in 1996 after a 20-year career in the Government of Canada’s Department of Foreign Affairs and International Trade. Mr. Balloch was the President and Chief Executive Officer of the Canada China Business Council from 2001 until 2006.
Mr. Balloch has been a director of the Company since January, 2002. Presently, Mr. Balloch is the Chair of both the Nominating and Corporate Governance and Compensation and Benefits Committees and a member of the Audit Committee.
Université Laval, 1969; B.A.(Honours) Political Science and Economics, McGill University, 1971; M.A. International Relations, McGill University,1972; PhD Studies, University of Toronto; Fondation nationale de Sciences politiques, Paris, 1973-76.

Principal Occupation, Business or Employment
President, The Balloch Group (July 2001 – present); President, Canada China Business Council (July 2001 – 2006); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 – July 2001)

Board/Committee Membership:	Attendance:		Public Board Membership
			Company:	Since:
Board of Directors	5 of 6	83.33%	Ivanhoe Mines Ltd. (TSX; NYSE)	2005
Audit	5 of 5	100%	Methanex Corporation (TSX; NASDAQ)	2004
Compensation — Chair	5 of 5	100%	Tiens Biotech Group USA Inc. (AMEX; OTCBB)	2003
Nominating and Corporate Governance — Chair	4 of 4	100%	East Energy Corp. (TSX-V)	2006
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)		Total Market Value of	Minimum Required(8)
			Common Shares(4)
2006	nil		$0	U.S.$72,000
2005	nil		$0	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
May 4, 2006	May 4, 2011	50,000	20,000/30,000	Cdn$3.12	50,000	$0
May 5, 2005	May 5, 2010	50,000	30,000/20,000	Cdn$3.01	50,000	$0
Dec. 2, 2003	Dec 2, 2008	50,000	40,000/10,000	Cdn$5.37	50,000	$0

Shun-ichi Shimizu
Tokyo, Japan
Age: 67
Director Since: 1999
Director Status:
Non-Independent(1)
Areas of Experience:
Oil and Gas industry
International project management

Managing Director and Chief Executive Officer of C.U.E. Management Consulting Ltd. of Tokyo, Japan since 1994, Mr. Shimizu was a special advisor for corporate and municipal government clients on urban development, energy and transportation projects. He was formerly the senior representative of Occidental of Japan Inc. His 28 years of energy industry experience include management of LNG projects and raising capital for oil and gas exploration and development.
Mr. Shimizu has been a director with the Company since July, 1999.
B.A., 1962, Economics, St. Paul’s University; Business Administration Studies, 1965-1967, Marketing / Financing Studies, 1965-1967, New York University; Program for Management Development, 1981, Harvard Business School.

Principal Occupation, Business or Employment
Managing Director, C.U.E. Management Consulting Ltd. (1994 – present)
Board/Committee Membership:	Attendance:		Public Board Membership
			Company:	Since:
Board of Directors	6 of 6	100%	n/a	n/a
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)		Total Market Value of	Minimum Required(8)
			Common Shares(4)
2007	100,100		$240,240	U.S.$72,000
2006	97,500		$302,250	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
May 4, 2006	May 4, 2011	50,000	20,000/30,000	US$2.80	50,000	$0

Brian F. Downey
Lake in the Hills, IL, USA
Age: 65
Director Since: 2005
Director Status:
Independent(2)
Areas of Experience:
Banking
Finance
Public capital markets

From 1986 to 1995 Mr. Downey was President and CEO of Credit Union Central of Canada, the national trade association and national liquidity facility for all credit unions in Canada. Mr. Downey went on to become a partner and the CEO of Lending Solutions, Inc., a full-service loan call centre located in the U.S. whose clients are primarily U.S. and Canadian financial institutions.
Mr. Downey joined the Board of Directors in July, 2005 and was appointed Chairman of the Audit Committee at that time.
C.M.A., 1972, University of Manitoba; Member of the Society of Management Accountants of Ontario.

Principal Occupation, Business or Employment
President, Downey & Associates Management Inc. (July 1986 — present); Partner/Owner, Lending Solutions, Inc. (November 1995 — January 2002); Financial Advisor, Lending Solutions Inc. (January 2002 - present).

Board/Committee Membership:	Attendance:		Public Board Membership
			Company:	Since:
Board of Directors	6 of 6	100%	n/a	n/a
Audit — Chair	5 of 5	100%
Compensation* *member since May, 2006	3 of 3	100%
Common Shares Beneficially Owned, Controlled or Directed:
Year	Common Shares(3)		Total Market Value of	Minimum Required(8)
			Common Shares(4)
2007	nil		$0	U.S.$72,000
2006	nil		$0	n/a
Options Held:

Date	Expiry Date	Number	Vested /	Exercise	Total	Value of Options
Granted		Granted	Unvested	Price(5)	Unexercised	Unexercised(6)
May 4, 2006	May 4, 2011	50,000	20,000/30,000	US$2.80	50,000	$0
Jul. 22, 2005	Jul. 22, 2010	150,000	60,000/90,000	US$2.32	150,000	$0

(1)	See the section entitled “Corporate Governance” starting on page 29 for a description of the reasons why the Company does not consider this nominee to be independent.

(2)	“Independent” refers to the standards of independence established under Canadian Securities Administrators’ National Instrument 58-101 and the NASDAQ Marketplace Rules.

(3)	“Common Shares” refers to the number of Common Shares beneficially owned, or over which control or direction is exercised, by the nominee as of March 14, 2007 and March 17, 2006, respectively. Unissued common shares subject to warrants or other convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding for the purpose of computing the beneficial ownership of common shares of the person holding such convertible security but are not deemed outstanding for computing the beneficial ownership of common shares of any other person.

(4)	“Total Market Value” is calculated by multiplying the Canadian dollar closing price of the common shares on the Toronto Stock Exchange on each of March 14, 2007 ($2.40) and March 17, 2006 ($3.10), respectively, by the number of common shares held by the nominee as of those dates, excluding any unissued common shares issuable pursuant to the exercise of share purchase warrants or other convertible securities.

(5)	“Exercise Price” is an amount equal to not less than 100% of the weighted average price of a common share on the Toronto Stock Exchange during the five trading day period preceding the date of grant.

(6)	For those options priced in Canadian dollars, the “Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the common shares on the Toronto Stock Exchange on March 14, 2007 and the Exercise Price of the options multiplied by the number of unexercised options on March 14, 2007, vested and unvested. For those options priced in U.S. dollars, the value is calculated using the closing price of the common shares on the NASDAQ on March 14, 2007.

(7)	Under the terms of the Company’s April 2005 acquisition of Ensyn Group, Inc. (“Ensyn”), the Company granted to Ensyn the right to designate two individuals for appointment to the Company’s board of directors and agreed to use reasonable best efforts to nominate Ensyn’s designees for re-election to the board of directors annually for at least five years. Ensyn’s designees, Dr. Robert Graham and Mr. Robert Pirraglia, were originally appointed to the board of directors on April 15, 2005.

(8)	The Company’s policy requires that each non-management director hold common shares having a Total Market Value equal to not less than 3 times his basic annual retainer. Each non-management director is required to meet this ownership requirement within 2 years of joining the Board or by March 8, 2009, whichever is later.
(9)	The Company’s policy requires that the CEO hold common shares having a Total Market Value equal to not less than 3 times his annual base salary. Mr. Gasca is required to meet this ownership requirement by March 8, 2009.
Summary of Board and Committee Meetings Held
The following table summarizes Board and Committee meetings held during the year ended December 31, 2006:

Board of Directors	6
Audit Committee	5
Compensation and Benefits Committee	5
Corporate Governance and Nominating Committee	4
During 2006, one meeting of the Board and one meeting of the Audit Committee was held by teleconference. In addition, there were 14 resolutions passed in writing by the Board in 2006. Resolutions in writing must be executed by all of the directors entitled to vote on a matter.
EXECUTIVE COMPENSATION
In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided in respect of each individual who, during 2006, served as the Company’s Chief Executive Officer and Chief Financial Officer, and additionally each of the Company’s three most highly compensated executive officers whose annual compensation in the year ended December 31, 2006 exceeded CDN$150,000 (collectively, the “Named Executive Officers”). During the year ended December 31, 2006, the aggregate compensation paid to all executive officers of the Company whose annual compensation exceeded CDN$40,000 was US$1,441,760.
Summary Compensation Table
The following table sets forth a summary of all compensation paid during the years ending December 31, 2006, 2005 and 2004 to each of the Named Executive Officers:

SUMMARY COMPENSATION TABLE (U.S.$)

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities	Shares or
					Under	Share
					Options/	Units
				Other	SARs	Subject to		All Other
Name and				Annual	Granted	Resale	LTIP	Compen-
Principal Position	Year	Salary	Bonus (2)	Compensation	(#)	Restrictions	Payouts	sation(3)
David R. Martin	2006	270,000	90,000	—	—	—	—	20,000
Executive Co-Chairman	2005	270,000	—	—	—	—	—	16,200
	2004	200,000	60,000	—	—	—	—	12,792

E. Leon Daniel	2006	340,000	100,000	—	—	—	—	20,000
Deputy Chairman –	2005	340,000	—	—	500,000	—	—	16,200
Projects and Engineering	2004	300,000	90,000	—	—	—	—	12,792

Joseph I. Gasca	2006	152,417	—	—	1,000,000	—	—	9,200
President & Chief Executive Officer(1)

W. Gordon Lancaster	2006	231,000	80,000	—	—	—	—	—
Chief Financial Officer	2005	225,000	—	—	—	—	—	—
	2004	200,000	60,000	—	250,000	—	—	—

Gerald Moench	2006	188,760	—	—	100,000	—	—	—
Executive Vice President	2005	174,460	51,480	—	—	—	—	—
	2004	165,000	41,250	—	—	—	—	—

Patrick Chua	2006	108,000	—	—	—	—	—	—
Executive Vice President	2005	144,000	27,000	—	—	—	—	—
	2004	144,000	—	—	—	—	—	—

(1)	In May 2006, Mr. Gasca was appointed President and Chief Operating Officer effective July 2006 and was designated the President and Chief Executive Officer on January 29, 2007.

(2)	Bonuses awarded in 2004, 2005 and 2006 were payable in cash and common shares of the Company.

(3)	This amount represents the Company’s matching contribution to the 401(k) plan, a U.S. defined contribution retirement plan available to U.S. employees.
Long Term Incentive Plan
The Company does not presently have a long-term incentive plan for any of its executive officers, including its Named Executive Officers.
Options and Stock Appreciation Rights (SARs)
During the financial year ended December 31, 2006, the following incentive stock options were granted to the Named Executive Officers:

Percent of
		Total		Market Value of
		Options/		Securities
	Securities,	SARs		Underlying
	Under	Granted to	Exercise	Options/ SARs
	Options/SARs	Employees	or	on the Date of
	Granted	in Financial	Base Price	Grant	Expiration
Name	(#)	Year	(U.S.$/Security)	(U.S.$/Security)	Date
Joseph I. Gasca	1,000,000	29.2%	$2.85	2,850,000	July 5, 2016

W. Gordon Lancaster	—	—	—	—	—

David R. Martin	—	—	—	—	—

E. Leon Daniel	—	—	—	—	—

Gerald Moench	100,000	2.9%	$3.06	306,000	March 8, 2011

Patrick Chua	—	—	—	—	—
The incentive stock options granted to Mr. Gasca were offered as an inducement to Mr. Gasca to accept employment with the Company. These incentive stock options were not granted under the Company’s Incentive Plan and the common shares reserved for issuance to Mr. Gasca upon their exercise are not included in the total number of common shares reserved for issuance under the Incentive Plan.
Aggregated Option Exercises
During the financial year ended December 31, 2006, no incentive stock options were exercised by the Named Executive Officers.
Option and SAR Repricings
No options or stock appreciation rights were re-priced during the year ended December 31, 2006.
Defined Benefit or Actuarial Plan Disclosure
The Company does not presently provide a pension plan for its employees. However, in 2001, the Company adopted a defined contribution retirement or thrift plan (“401(k) Plan”) to assist U.S. employees in providing for retirement or other future financial needs. Employees’ contributions (up to the maximum allowed by U.S. tax laws) were matched 100% by the Company in 2006. The Company’s matching contributions to the 401(k) Plan were U.S.$0.4 million, U.S.$0.3 million and U.S.$0.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.
Employment Contracts
The Company has written contracts of employment with Messrs. Joseph I. Gasca, E. Leon Daniel and W. Gordon Lancaster. Otherwise, the Company has no written employment contracts or termination of employment or change of control arrangements with any of its directors or Named Executive Officers. Each of the written employment contracts the Company has with the Named Executive Officers allows the Company to terminate the Named Executive Officer for cause in which case the Named Executive Officer would have no entitlement to any compensation with respect to the termination.
Mr. Gasca’s employment contract respecting his employment as President and Chief Operating Officer commenced on May 15, 2006. Mr. Gasca was elevated to the position of President and Chief Executive Officer on January 29, 2007 but no amendments were made to the initial employment contract. Mr. Gasca’s contract provides for an annual salary of not less than U.S.$310,000 over the term of employment of three years from the date of commencement, unless terminated earlier in accordance with the provisions of the contract. The Company may terminate Mr. Gasca’s employment for cause or without cause by making a lump sum payment equal to twelve monthly payments of Mr. Gasca’s base salary. Under the terms of the contract, Mr. Gasca was granted incentive stock options exercisable to acquire 1,000,000 common shares which are exercisable for ten years and vest over three years. In the event of a change of control of the Company, Mr. Gasca is entitled to receive a lump sum payment in an amount equal to his annual base salary. At the discretion of the Company’s board of directors and based on performance criteria determined by the Company’s board of directors, Mr. Gasca is eligible for an annual bonus in an amount determined by the board.
Mr. Daniel’s contract provides for an annual salary of not less than U.S.$300,000 over a term of employment of five years, commencing on April 30, 2002, unless terminated earlier in accordance with the provisions of the contract. Either party may terminate the contract upon one year’s notice provided however that the Company may terminate Mr. Daniel’s employment at any time without notice by paying him an amount equal to the lesser of one year’s salary or the prorated amount of his annual salary that he would have earned between the date of termination and the expiration of the contract term. Mr. Daniel is eligible to receive a cash bonus and a stock bonus each year, as determined by the Compensation Committee. Mr. Daniel is entitled to participate in the Company’s employee benefit programs on the same basis as all of the Company’s other employees.
As of January 1, 2004, the Company entered into an employment contract with Mr. Lancaster having no fixed term of employment and providing for an initial annual salary of U.S.$200,000, subject to review annually by the Compensation Committee, and the same benefit entitlements available to the Company’s other executive officers. Under the terms of the contract, Mr. Lancaster was granted an initial incentive stock option to acquire 250,000 common shares of the Company, which vest over 4 years and expire on the 5th anniversary of the date of grant. The Company may terminate Mr. Lancaster’s employment for any reason by delivering to him six months’ written notice.
Composition of Compensation Committee
The Company’s Compensation Committee consists of Howard Balloch, R. Edward Flood, J. Steven Rhodes and Brian F. Downey. Mr. Downey joined the Compensation Committee in May 2006. None of Messrs. Balloch, Flood, Rhodes or Downey is, or at any time has been, an officer or employee of the Company or any of its subsidiaries. Since the beginning of the most recently completed financial year, which ended on December 31, 2006, none of Messrs. Balloch, Flood, Rhodes or Downey was indebted to the Company or any of its subsidiaries or had any material interest in any transaction or proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. None of the Company’s executive officers serve as a member of the compensation committee or board of directors of any entity that has an executive officer serving as a member of the Compensation Committee or board of directors of the Company.
Report on Executive Compensation
Our executive compensation program is administered by the Compensation Committee. The members of the Compensation Committee are all independent, non-management directors. Following review and approval by the Compensation Committee, decisions relating to executive compensation are reported to, and approved by, the full Board of Directors. The Compensation Committee has directed the preparation of this report and has approved its contents and its submission to shareholders.
Our approach to executive compensation is motivated by a desire to align the interests of our executive officers as closely as possible with the interests of our Company and its shareholders as a whole. In determining the nature and quantum of compensation for our executive officers we are seeking to achieve the following objectives: to provide a strong incentive to management to contribute to the achievement of our short-term and long-term corporate goals; to ensure that the interests of our executive officers and the interests of our shareholders are aligned; to enable us to attract, retain and motivate executive officers of the highest caliber in light of the strong competition in our industry for qualified personnel; and to recognize that the successful implementation of our Company’s corporate strategy cannot necessarily be measured, at this stage of its development, only with reference to quantitative measurement criteria of corporate or individual performance. We take all of these factors into account in formulating our recommendations to the Board of Directors respecting the compensation to be paid to each of our executive officers.
The compensation that we pay to our executive officers generally consists of cash, equity and equity incentives. Our compensation policy reflects a belief that an element of total compensation for our executive officers should be “at risk” in the form of common shares or incentive stock options, so as to create a strong incentive to build shareholder value. The Compensation Committee oversees and sets the general guidelines and principles for the implementation of our executive compensation policies, assesses the individual performance of our executive officers and makes recommendations to the Board of Directors. Based on these recommendations, the Board of Directors makes decisions concerning the nature and scope of the compensation to be paid to our executive officers.
The base salaries of our executive officers have traditionally been determined using a subjective assessment of each individual’s performance, experience and other factors we believe to be relevant, including prevailing industry demand for personnel having comparable skills and performing similar duties, the compensation the individual could reasonably expect to receive from a competitor and the Company’s ability to pay. We have also considered recommendations from outside compensation consultants and used compensation data obtained from publicly available sources. We believe that the salaries we have traditionally paid to our executive officers reasonably approximate the median level of most of the comparative compensation data to which we had access. All of our executive officers are eligible to receive discretionary bonuses, based upon our subjective assessment of the Company’s overall performance in relation to its ongoing implementation of corporate strategy and achievement of corporate objectives and of each executive officer’s contribution to such performance and achievement.
The relationship of corporate performance to executive compensation under our executive compensation program is created, in part, through equity compensation mechanisms. Incentive stock options, which vest and become exercisable through the passage of time, link the bulk of our equity-based executive compensation to shareholder return, measured by increases in the market price of our common shares. We also make, as and when we consider it warranted, recommendations to the Board of Directors respecting discretionary bonus awards of common shares to our employees, including our executive officers. Such awards are intended to recognize extraordinary contributions to the achievement of corporate objectives.
Eligibility for participation from time to time in the various equity incentive mechanisms available under our Plan is determined after we have thoroughly reviewed and taken into consideration the individual performance and contribution to overall corporate performance by each prospective participant. All outstanding stock options that have been granted under our Plan were granted at prices not less than 100% of the fair market value of the Company’s common shares on the dates such options were granted.
We continue to believe that stock-based incentives encourage and reward effective management that results in long-term corporate financial success, as measured by stock appreciation. Stock-based incentives awarded to our executive officers are based on the Compensation Committee’s subjective evaluation of each executive officer’s ability to influence our long-term growth and to reward outstanding individual performance and contributions to our business. Other factors influencing our recommendations respecting the nature and scope of the equity compensation and equity incentives to be awarded to our executive officers in a given year include: awards made in previous years and, particularly in the case of equity incentives, the number of incentive stock options that remain outstanding and exercisable from grants in previous years and the exercise price and the remaining exercise term of those outstanding stock options.
In 2005, based on a report prepared by an external consultant and an internal review of our compensation policies and practices, we adopted some general guidelines and benchmarks for setting executive and management compensation at levels consistent with competitive industry standards and practices: (i) individual salaries would be targeted at the mid-points of ranges paid to individuals occupying equivalent positions in similar companies; (ii) annual bonuses would be awarded on the basis of criteria established in each year, with 75% of a bonus to be tied to corporate-wide or departmental achievements measurable by quantifiable targets, project acquisitions (where relevant) and/or stock value, and the remaining 25% to be based on subjective criteria; (iii) annual bonuses would generally not exceed amounts that would bring individual compensation levels up to the top quartile of the competitive marketplace; (iv) bonuses would continue to be made up of a combination of cash and common shares; and (v) the total budgetary burden of bonuses would be anticipated in annual budgeting.
During 2006 the Compensation Committee recommended, and the Board of Directors adopted, a series of quantitative criteria and performance targets upon which an element of the executive compensation, over and above salary, to be paid to certain specified executive officers in respect of the 2006 fiscal year would be based. The specified executive officers are David Martin, Executive Co-Chairman (until May

2006, the Chairman), Leon Daniel, Deputy Chairman – Projects and Engineering (until May 2006, the President and Chief Executive Officer), Gordon Lancaster, Chief Financial Officer, and certain Vice-Presidents. Each of the specified executive officers was eligible to receive bonus awards, payable in cash or shares, of up to a maximum of 200% of base salary (subject to an upper limit of US$1 million for each specified executive officer) contingent upon the achievement of measurable corporate performance targets including market price appreciation in respect of our common shares (up to 25% of base salary), net production (up to 15% of base salary), net operating cash flow (up to 25% of base salary), net reserves value (up to 10% of base salary for each specified executive officer other than Chief Financial Officer), new project value (up to 100% of base salary for each specified executive officer other than Chief Financial Officer) and subjective criteria determined on the basis of Compensation Committee recommendations (up to 25% of base salary for each executive officer other than Chief Financial Officer, and up to 35% of base salary for Chief Financial Officer). For 2006, we awarded bonuses to executive officers as follows: (i) $90,000 to Mr. Martin, of which $30,000 was based on meeting performance targets and $60,000 was based on subjective criteria, which bonus consisted of a cash payment of $15,000 and the issuance of 38,660 common shares; (ii) $100,000 to Mr. Daniel, of which $34,000 was based on meeting performance targets and $66,000 was based on subjective criteria, which bonus consisted of a cash payment of $17,000 and the issuance of 42,783 common shares; and (iii) $80,000 to Mr. Lancaster, of which $50,000 was based on meeting performance targets and $30,000 was based on subjective criteria, which bonus consisted of a cash payment of $25,000 and the issuance of 28,351 common shares.
The base salary of our Deputy Chairman – Projects and Engineering, who was, until May 2006, our Chief Executive Officer (“CEO”), was set by his employment contract, the material terms of which are described under “Employment Contracts, Termination of Employment and Change-in-Control Arrangements”. This contract also provides that he is eligible to receive, on an annual basis, a cash bonus and a non-cash bonus in an amount determined by the Compensation Committee based on such criteria as the Committee may determine from time to time. Having regard to the general benchmarks we adopted for setting executive compensation generally and a review of management salaries in late 2005, his salary for 2005 and 2006 was increased by $40,000.
The base salary of our current CEO (who was appointed in May 2006 as our President and Chief Operating Officer effective July 2006) was set by his employment contract, material terms of which are described under “Employment Contracts”. Under the terms of his employment contract, our current CEO was granted incentive stock options to acquire 1,000,000 common shares which vest over three years and are exercisable for ten years. The salary and stock option compensation offered to our current CEO at the time of his appointment was based on competitive market factors, his level of experience and responsibility, the compensation practices of other industry participants, and the negotiations that took place in connection with his appointment. Our current CEO’s employment contract also provides that he is eligible to receive an annual bonus at the discretion of the Board of Directors based on performance criteria determined by the Board. Given his relatively recent appointment, we did not specify our current CEO as one of the executive officers whose executive compensation in respect of the 2006 fiscal year, over and above salary, would be based, in part, on specified quantitative criteria and performance targets.
For 2007 we have adopted a compensation program which will apply to our executive officers, including our CEO, as well as our employees. The compensation program is designed to provide incentives to work for, and stay with, the Company and to drive strong Company performance, and to differentially reward skills more critical to our business plans. Under the 2007 program, the Company strives to pay near term compensation, using a pay grade system consistent with industry practice, that is competitive with industry while providing incentive compensation that outperforms other options that employees and prospective employees might find in the marketplace.
Under the 2007 compensation program, annual salary increases will be based on performance and rated based on agreed objectives. Using a pay grade system, target and maximum bonus award levels and maximum incentive compensation will be benchmarked with industry. For executive officers and higher paid employees, bonus award levels will be determined based on job specific criteria in addition to overall performance rating. The composition of annual bonus awards will be a combination of Company common shares and cash. For most pay grades, the target cash award is set at 15% of salary and the maximum cash award is set at 22.5% of annual salary. For the incentive compensation component of our 2007 program, we intend to use the same pay grade system for outlining the target and maximum incentive compensation that is achievable for an executive or employee. For executives and higher pay grade employees, annual incentive compensation awards will be provided based on specific performance criteria, value to the Company in terms of skills, knowledge and experience, completion of specific projects as well as subjective criteria. Incentive compensation awards for executives and upper pay grade employees are expected to include stock options, and may include other securities such as restricted shares.
Submitted on behalf of the Compensation Committee:
Mr. Howard R. Balloch
Mr. R. Edward Flood
Mr. J. Steven Rhodes
Mr. Brian F. Downey

Performance Graph
The following graph and table compares the cumulative shareholder return on a CDN$100 investment in common shares of the Company to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 2001 to December 31, 2006.

			As at December 31,
			(in Canadian Dollars)
	2001	2002	2003	2004	2005	2006
Ivanhoe Energy Inc.	$100	$20	$134	$84	$34	$43

S&P/TSX Composite Index	$100	$88	$111	$127	$158	$185

Director Compensation
Each independent director other than Mr. A. Robert Abboud receives director fees of $2,000 per month. Mr. Abboud receives an annual fee of U.S.$250,000 for acting as the Independent Co-Chairman and Lead Director of the Company. Mr. Brian Downey receives an additional payment of $7,500 per annum for acting as the Chairman of the Audit Committee. The Chairman of the Compensation and Benefits Committee and the Chairman of the Nominating and Corporate Governance Committee, Mr. Howard Balloch, receives an additional payment of $5,000 per annum per Committee for acting as such. Each independent director, with the exception of Mr. Abboud, receives a fee of $1,000 for participation in each board of directors meeting and each Committee meeting attended in person or via conference call. The Company did not pay any other cash or fixed compensation to its directors for acting as such. The Company reimburses its directors for expenses they reasonably incur in the performance of their duties as directors and the directors are also eligible to participate in the Company’s Incentive Plan.

EQUITY COMPENSATION PLAN INFORMATION
The following is information respecting the Company’s existing equity compensation plans as at December 31, 2006:

			Number of securities
			remaining available for
		Weighted average	future issuance under
	Number of Securities to	exercise price of	equity compensation
	be issued upon exercise	outstanding	plans (excluding
	of outstanding options,	options, warrants	securities reflected in
Plan Category	warrants and rights	and rights (CDN$)	column (a)
Equity compensation plans approved by securityholders	11,369,721	$2.27	1,266,994

Equity compensation plans not approved by shareholders(1)	1,000,000	$3.18	n/a

Total	12,369,721	$2.34	1,266,994

(1)	Consists of incentive stock options granted to Mr. Joseph Gasca as an inducement to accepting employment with the Company. These incentive stock options were not granted under the Company’s existing Incentive Plan previously approved by shareholders and the common shares reserved for issuance to Mr. Gasca upon the exercise these incentive stock options are not included in the total number of common shares reserved for issuance under the existing Directors’ and Employees’ Equity Incentive Plan. Under the rules and policies of the TSX, security based compensation arrangements offered as inducements to prospective employees do not require shareholder approval.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
Other than routine indebtedness, at no time during the Company’s most recently completed financial year was any director, executive officer or senior officer of the Company, any proposed management nominee for election as a director of the Company or any associate or affiliate of any such director, executive or senior officer or proposed nominee indebted to the Company or any of its subsidiaries or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries other than the following:
1.	During the year ended December 31, 2006, the Company paid US$769,466 to a wholly owned subsidiary of Ensyn Corporation, an unaffiliated company that was spun off from Ensyn Group, Inc. as a result of the Company’s acquisition of Ensyn Group, Inc. on April 15, 2005. Of this amount, US$244,061 was reimbursement of salary and expenses for one of the Company’s directors, Dr. Robert Graham, in his position as Chief Executive Officer and President of Ensyn Corporation. The remaining amount of $525,405 was paid to Ensyn Corporation’s wholly owned subsidiary during the year ended December 31, 2006 for technical services provided to us. Dr. Graham owns an approximate 24% equity interest in Ensyn Corporation.
2.	The Company is party to cost sharing agreements with other companies wholly or partially owned by Mr. Robert M. Friedland. Through these agreements, the Company shares office space, furnishings, equipment and communications facilities in Vancouver, Beijing and Singapore. The

Company also shares the costs of employing administrative and non-executive management personnel at these offices. During the year ended December 31, 2006, the Company’s share of costs for the Vancouver and Singapore offices was US$1,238,486. The companies with which the Company is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in them, are as follows:

R.M. Friedland
Company Name	Ownership Interest
Ivanhoe Mines Ltd.	27.03%
Ivanhoe Capital Corporation	100.00%
Ivanhoe Nickel & Platinum Ltd	50%
Jinshan Gold Mines Inc.	(1)
Asia Gold Corp.	(1)

(1)	Ivanhoe Mines Ltd. owns 46.26% of the common shares of Jinshan Gold Mines Inc. and 44.5% of the common shares of Asia Gold Corp. as at December 31, 2006.
3.	During the year ended December 31, 2006, a company controlled by one of the Company’s directors, Mr. Shun-ichi Shimizu, received US$881,119 for consulting services and out of pocket expenses.
APPOINTMENT OF AUDITORS
Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as the Company’s auditors at a remuneration to be fixed by the directors. Deloitte & Touche LLP have been the Company’s auditors since April 8, 1997.
PARTICULARS OF MATTERS TO BE ACTED UPON
Amendment and Restatement of Equity Incentive Plan
          Purpose
The Company is seeking authorization from its shareholders at the Meeting to amend and restate the Company’s existing Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to: (i) increase the maximum number of common shares available for issuance thereunder from 20,000,000 common shares to 24,000,000 common shares; (ii) increase the maximum number of common shares of the Company which may be allocated for issuance under the Bonus Plan component of the Existing Plan from 2,000,000 common shares to 2,400,000 common shares; (iii) replace the existing terms thereof governing the circumstances and manner in which the Incentive Plan may be amended with more detailed and prescriptive provisions in order to comply with recently enacted changes to the rules and policies of The Toronto Stock Exchange (“TSX”) respecting equity incentive plan amendments; (iv) formally recognize the role of the Compensation Committee in administering the Plan; (v) provide for the automatic extension of the exercise term of any incentive stock option issued under the Incentive Plan that would otherwise expire during a “blackout period” if the holder of the option is prevented from exercising the incentive stock option due to blackout period trading restrictions; and (vi) make other technical amendments to the Incentive Plan. TSX has approved the proposed amendments to the Incentive Plan, subject to approval by shareholders at the Meeting.
          Incentive Plan Amendment Resolution
At the Meeting, shareholders will be asked to consider and, if deemed warranted, to pass the Incentive Plan Amendment Resolution, the full text of which is set out as Schedule A hereto, authorizing the amendment and restatement of the existing Incentive Plan in the manner described in this Management Proxy Circular. The Incentive Plan Amendment Resolution is an ordinary resolution and, as such, requires approval by a majority of the votes cast by shareholders at the Meeting.
A copy of the amended and restated Incentive Plan (the “Amended Plan”), blacklined to show the amendments to the existing Incentive Plan is appended to the Incentive Plan Resolution.

          Summary of the Existing Plan
          Overview
The existing Incentive Plan (the “Existing Plan”) has three components: an Option Plan, which provides for the grant to eligible participants of incentive stock options exercisable to purchase common shares of the Company, a Bonus Plan, which provides for awards of fully paid common shares to eligible participants as and when determined to be warranted on the basis of past performance and a Purchase Plan, under which eligible participants have the opportunity to purchase common shares through payroll deductions which are supplemented by additional contributions by the Company.
The eligible participants in the Existing Plan include directors of the Company or any affiliate, and any full time and part time employees (including officers) of the Company or any affiliate thereof that the board of directors determines to be employees eligible for participation in the Existing Plan. Furthermore, persons or companies engaged by the Company, or any entity the Company controls, to provide management or consulting services are eligible for participation in the Existing Plan as the Company’s board of directors determines.
The Existing Plan is, by its terms, to be administered by the Company’s board of directors. However, the board of directors has delegated to its Compensation Committee, to the extent permitted by law, responsibility for administering the Existing Plan.
          Option Plan
          Option Grants
The Option Plan authorizes the board of directors to grant options to purchase common shares. The number of common shares, the exercise price per common share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the board of directors at the time of the grant, subject to the defined parameters of the Option Plan.
          Exercise Price
The exercise price of any option granted under the Option Plan cannot be less than the weighted average price of the common shares on the principal stock exchange on which the common shares trade for the five days on which common shares were traded immediately preceding the date of grant.
          Exercise Period and Vesting
Options are exercisable for a period of time determined by the board of directors not exceeding ten years from the date the option is granted. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the board of directors. Failing a specific vesting determination by the board of directors, options automatically become exercisable incrementally over a period of three years from the date of grant, as to one-third of the total number of shares under option in each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the common shares is made.
          Cashless Exercise
Ancillary share appreciation rights may also be granted, at the discretion of the board of directors, to an optionee in conjunction with, or at any time following the grant of, an option. This right effectively allows an optionee to exercise an option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise such option and receive, in lieu thereof, a number of fully paid common shares. The number of common shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the difference between the aggregate fair market value and the aggregate option price of all common shares subject to such option by the fair market value of one (1) common share.

          Financial Assistance
The board of directors may, in its discretion but subject to applicable law, authorize the Company to make loans to employees to assist them in exercising options. The terms of any such loans include security, in favour of the Company, in the common shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.
          Termination or Death
If an optionee dies while employed by the Company, any option held by him will be exercisable for a period of 6 months or prior to the expiration of the options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no option will be exercisable unless the board of directors determines otherwise. If an optionee is terminated for any reason other than cause then the options will be exercisable for a period of up to 6 months thereafter, but in no event less than 30 days, subject to the prior expiration of the options.
          Bonus Plan
The Bonus Plan permits the board of directors to authorize the issuance, from time to time, of common shares to employees, directors, officers and service providers of the Company and its affiliates. The criteria for determining if and when such awards should be made and the quantum of such awards is within the discretion of the board of directors. The Bonus Plan provides for the issuance of a maximum of 2,000,000 common shares in respect of bonus awards. Common shares allocated to the Bonus Plan may be reallocated for issuance under the Option Plan or Purchase Plan and are then no longer available for issuance under the Bonus Plan.
          Purchase Plan
          Participation Criteria
Participants in the Purchase Plan must be full-time employees of the Company or its affiliates who have completed at least one year (or less, at the discretion of the board of directors) of continuous service and who elect to participate.
          Contribution Limits
Eligible employees are entitled to contribute up to seven per cent (7%) of their annual basic salary to the Share Purchase Plan in semi-monthly instalments. The Company makes a contribution of up to one hundred per cent (100%) of the employee’s contribution on a quarterly basis.
          Number of Shares
Each participant receives, at the end of each calendar quarter during which he or she participates in the Purchase Plan, a number of common shares equal to the quotient obtained by dividing the aggregate amount of all contributions to the Purchase Plan by the participant, and by the Company on the participant’s behalf, during the preceding quarter by the weighted average trading price of the common shares on the principal stock exchange on which the common shares trade during the quarter.
          Termination of Employment
If the participant’s employment with the Company is terminated for any reason, any portion of the participant’s contribution then held in trust for a participant pending a quarterly purchase of common shares is returned to him or her or to his or her estate.
To date, the board of directors has not made the Purchase Plan available for participation by its employees.

          Transferability
Benefits, rights and options under the Existing Plan are non-transferable and, during the lifetime of a participant, may only be exercised by such participant.
          Amendment Procedure
The Existing Plan provides that the board of directors has the right to amend, modify or terminate the Existing Plan, in whole or in part, at any time if and when deemed advisable in the absolute discretion of the board of directors. However, any amendment to the Existing Plan which would materially increase the benefits under the Existing Plan, materially modify the requirements as to eligibility for participation in the Existing Plan or materially increase the number of common shares that may be issued or reserved for issuance under the Existing Plan will be effective only upon the approval of the shareholders of the Company, and, if required, the approval of any regulatory body having jurisdiction over the securities of the Company and the approval of any stock exchange on which the common shares are then listed for trading.
          Share Issuance Limits
The aggregate maximum number of common shares which the Company may, from time to time, issue or reserve for issuance under the Existing Plan is 20,000,000 common shares. The aggregate number of common shares which the Company may at any time reserve for issuance under the Existing Plan to any one person may not exceed five per cent (5%) of the issued and outstanding common shares at such time. The aggregate number of common shares which the Company may at any time reserve for issuance under the Existing Plan to insiders of the Company may not exceed ten per cent (10%), of the issued and outstanding common shares at such time. The aggregate number of common shares that may be issued within any one-year period to insiders of the Company may not exceed ten per cent (10%) of the issued and outstanding common shares at such time. The aggregate number of common shares that may be issued within any one-year period to any one insider of the Company and his or her associates may not exceed five per cent (5%) of the issued and outstanding common shares at such time.
          Securities Issued and Unissued under the Existing Plan
There are currently 241,364,188 common shares of the Company issued and outstanding. Since the inception of the Existing Plan, the 20,000,000 common shares authorized for issuance under the Existing Plan have been issued or reserved for issuance as follows:

		% of Issued and Outstanding
	Number of common shares	common shares
Common shares previously issued upon exercise of options under Option Plan	5,907,030	2.45%

Common shares reserved for future issuance pursuant to unexercised options under Option Plan	11,286,415	4.7%

Common shares previously issued pursuant to Purchase Plan	n/a	n/a

Common shares previously issued pursuant to Bonus Plan	1,442,788	0.60%

Unissued common shares available for future awards under Bonus Plan	557,212	0.23%

Unissued common shares available for future option grants under Option Plan and purchases under Purchase Plan	1,201,910	0.50%

Maximum number of common shares available for issuance under Existing Plan	20,000,000	8.29%
There are no option grants, awards or other entitlements to common shares under the Existing Plan that remain subject to approval or ratification by the Company’s shareholders.
          Proposed Amendments
          Maximum Number of Shares under the Incentive Plan and the Bonus Plan
The Existing Plan currently provides that the aggregate number of common shares that may be issued or reserved for issuance may not exceed 20,000,000 common shares. There is currently a balance available of 1,201,910 common shares available for future grants under the Option Plan and purchases under the Purchase Plan.
The Company believes that incentive stock options are a valuable mechanism for incentivizing the Company’s existing employees, attracting new employees and aligning their interests with those of the Company’s shareholders. To provide the Company with the continued flexibility of granting incentive stock options under the Option Plan, the Company is seeking approval from the shareholders at the Meeting to increase the number of common shares of the Company issuable under the Existing Plan to a maximum of 24,000,000 common shares, which would represent 9.94% of the common shares currently issued and outstanding.
The Existing Plan also provides for the issuance of a maximum of 2,000,000 common shares (within the overall maximum number of common shares issuable under the Incentive Plan) in respect of bonus awards. Bonus awards are an integral part of the Company’s compensation policy to reward extraordinary efforts of the Company’s officers and employees. To date, 1,442,788 common shares have been issued under the Bonus Plan. To provide the Company with the flexibility of granting incentive additional common shares as bonus awards, the Company is seeking approval, as part of the Incentive Plan Amendment Resolution, to increase the maximum number of common shares of the Company issuable under the Bonus Plan component of the Existing Plan to 2,400,000 common shares under the Amended Plan.
The proposed new maximum common share issuance limits appear in sections 3.2 and 5.1 of the Amended Plan.

          Detailed Amendment Procedure
Based on recent amendments to the rules and policies of TSX, the Company is proposing to replace the provisions of the Existing Plan governing the circumstances in which amendments to the Existing Plan may be made without shareholder approval with more detailed amendment provisions. TSX rules and policies now require equity incentive plans adopted by listed companies to outline more specifically the type of amendments that may be made with, and without, the approval of the Company’s shareholders. In the absence of such detailed amendment provisions, TSX rules now require shareholder approval for any and all amendments to an equity incentive plan.
The Company believes that, in order to efficiently administer the Incentive Plan, the board of directors should have the ability to make certain amendments to the Incentive Plan and awards made thereunder without having to seek shareholder approval for each such amendment. The board of directors has no current intention to make any amendments to the Incentive Plan, or any options or awards thereunder, except as contemplated by the Amended Plan. Therefore, in order to retain the right to make certain amendments to the Incentive Plan and awards made thereunder in certain limited circumstances without shareholder approval, the Company is seeking approval from the shareholders at the Meeting to replace the amendment provisions of the Existing Plan with the more detailed amendment provisions in section 5.7 of the Amended Plan.
If the Amended Plan is adopted, the board of directors, based on recommendations by the Compensation Committee, will have the authority and discretion to amend the Incentive Plan and awards granted thereunder without shareholder approval in respect of any matter, including the matters set forth in section 5.7 of the Amended Plan, except for those matters specifically contemplated by section 5.7 of the Amended Plan as requiring shareholder approval. Accordingly, under the Amended Plan, the Board will have the power to amend, suspend or terminate the Incentive Plan, and awards thereunder, including changes of a clerical or grammatical nature, changes regarding persons eligible to participate in the Incentive Plan, changes to the exercise price, vesting, terms and termination provisions of options, changes to the share appreciation right provisions, changes to the share bonus provisions (other than the maximum number of bonus shares issuable under the Incentive Plan), changes to the authority and role of the Compensation Committee under the Incentive Plan, changes to the acceleration and vesting of options in the event of a take-over bid and other matters relating to the Option Plan and the awards granted thereunder. Subject to regulatory approval, shareholder approval will be required only for the following amendments:
(i)	an amendment to the aggregate number of common shares that may be reserved for issuance under the Incentive Plan;

(ii)	an amendment to the aggregate maximum number of common shares issuable under the Share Bonus Plan component of the Incentive Plan;

(iii)	an amendment to the limitations on the maximum number of Shares that may be reserved for issuance, or issued, to insiders of the Company under the Incentive Plan;

(iv)	an amendment that would reduce the exercise price, or extend the expiry date, of an outstanding option granted to an insider of the Company under the Incentive Plan; or

(v)	an amendment to the amending provisions under the Incentive Plan.
          Blackout Expiration Term
The Company’s securities trading policies restrict trading of the Company’s securities by directors, officers, employees and service providers of the Company during “blackout periods”, which are imposed while financial statements are being prepared but have not yet been publicly disclosed or in circumstances in which directors, officers, employees and service providers of the Company otherwise possess or have access to material non-public information respecting the Company. Persons subject to trading restrictions during blackout periods typically cannot exercise incentive stock options.
Amendments to the rules and policies of TSX Rules now allow for equity incentive plans to provide that incentive stock options held by insiders and other persons subject to trading restrictions during blackout periods may be automatically extended, without shareholder approval, to a date shortly after the end of the blackout period if such incentive stock options would otherwise expire during a blackout period.
Based on these amendments, and in order that the interests of optionees who are subject to trading restrictions during blackout periods are not prejudiced by the imposition of blackout periods from time to time, the Company proposes to amend the provisions of the Existing Plan to provide for an extension to the expiry date of any option that would otherwise expire during or shortly after a blackout period to a date that is ten business days following the end of such blackout period. The proposed amendment is reflected in section 1.2(d) and section 2.5 of the Amended Plan.
          Role of the Compensation Committee
The board of directors has effectively delegated overall responsibility for administering the Incentive Plan to the Compensation Committee. In order to reflect the Compensation Committee’s authority and responsibilities for administering the Incentive Plan, the Company proposes to amend the Existing Plan to specifically provide that the Compensation Committee will administer the Amended Plan and will have the power, where consistent with the general purpose and intent of the Amended Plan, to adopt rules and regulations and make determinations relating to the administration of the Amended Plan, and to otherwise exercise all of the powers that the board of directors delegates to the Compensation Committee under the Amended Plan. The proposed amendments to the terms of the Existing Plan relating to its administration are also intended to clarify that, notwithstanding the Compensation Committee’s role in administering the Amended Plan, all incentive stock options and other awards under the Amended Plan are subject to final approval by the board of directors.
The proposed amendments to reflect the role of the Compensation Committee under the Amended Plan are reflected in various provisions of the Amended Plan including, in particular, section 2.2 and Part 6 of the Amended Plan.
          Other Amendments
Under the terms of the Incentive Plan, the board of directors, based on the recommendation of the Compensation Committee, authorizes grants of options to eligible participants. The Company proposes a technical amendment to the provisions of the Incentive Plan governing the grant of options to clarify that, the date of grant of options will be either the date that the Compensation Committee approves such grant for recommendation to the board of directors, provided the board of directors approves such grant, or where such options were not approved by the Compensation Committee for recommendation to the board of directors, the date such grant was approved by the board of directors. This proposed amendment is reflected in section 2.4 of the Amended Plan.
Under the terms of the Existing Plan, the board of directors may provide loans to employees to assist them in exercising their options. The Company proposes to amend the Existing Plan to reflect the Company’s policy that directors and executive officers are not eligible to receive such loans. This proposed amendment is reflected in section 2.12 of the Amended Plan.
Also included as technical amendments to the Existing Plan to comply with applicable TSX policies are amendments to the definitions of “Insider” and “Affiliate” in Section 1.2 of the Incentive Plan, to Section 2.6 of the Incentive Plan (Share Appreciation Right), as well as to Sections 5.1(a) and (b).
Amendment of Articles
          Reasons for Proposed Amendment
The Company’s Articles stipulate the minimum and maximum number of individuals that can act as directors of the Company at any given time. The Company’s Articles currently provide that the minimum number of directors is 3 and the maximum number of directors is 11. There are currently 11 directors of the Company and it is anticipated that, if all of management’s nominees are elected as directors at the Meeting, there will continue to be 11 directors.
One of the Company’s corporate governance objectives is to establish and maintain a board of directors composed of a majority of individuals who qualify as independent based on the criteria prescribed by applicable law and stock exchange rules in Canada and the United States. Although the Company may

eventually be able to attain this objective by filling vacancies created by the eventual retirement of incumbent directors who are not independent, the Company wishes to maintain the flexibility of adding additional individuals to the board who would qualify as independent directors as and when opportunities to do so arise. Accordingly, the Company is proposing to amend the Articles to increase the maximum number of directors of the Company from 11 to 13 in order to provide the desired degree of flexibility to add additional directors as and when suitable candidates are identified.
          Articles Amendment Resolution
At the Meeting, shareholders will be asked to consider and, if thought fit, approve the Articles Amendment Resolution, the full text of which is set out as Schedule B hereto, amending the Articles of the Company by increasing the maximum number of directors from 11 to 13. The Articles Amendment Resolution is a special resolution and, as such, requires approval by a majority of at least two-thirds of the votes cast by shareholders at the Meeting.
Shareholder Confirmation of Amended Bylaws
          Bylaw Amendments
On March 8, 2007, the Company’s board of directors amended the Company’s bylaws (the “Bylaws”) to permit the Company’s common shares to be issued and transferred electronically without a physical share certificate in anticipation of new rules that will apply to securities listed or quoted on stock exchanges and securities trading markets in the United States starting in 2008. The Bylaws have been amended by deleting and replacing Part 7 thereof in its entirety. The wording of the new Part 7 of the amended Bylaws is appended to the Bylaw Amendment Resolution, which is attached as Schedule C to this Management Proxy Circular. The amended Bylaws took effect as of March 8, 2007 but will cease to be effective as of the date of the Meeting unless they are confirmed by shareholders at the Meeting.
The amended Bylaws have been filed and are available, free of charge, on the SEDAR website at www.sedar.com. A copy of the amended Bylaws can also be obtained, free of charge, on request to the Corporate Secretary, 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1, telephone (604) 688-8323.
          Purpose of Bylaw Amendments
The Company’s common shares are quoted on the Nasdaq Capital Market (“Nasdaq”). The United States Securities and Exchange Commission recently approved amendments to the Nasdaq Marketplace Rules requiring securities listed on Nasdaq to be eligible for a Direct Registration Program (“DRP”), which permits a securityholder’s ownership of securities to be recorded and maintained on the books of the issuer or the transfer agent without the issuance of a physical security certificate. In lieu of physical security certificates, securityholders who elect to participate in a DRP receive annual statements from the issuer indicating their holdings.
The amendments to Nasdaq’s Marketplace Rules require that, on or before January 1, 2008, the Company’s common shares be eligible to participate in a DRP. In order to be eligible, the Company’s common shares must be capable of being issued and transferred electronically without physical share certificates. Before being amended by the Company’s board of directors, the Bylaws provided that a common share could only be transferred on the Company’s share register upon presentation of the certificate representing the common shares to be transferred. Accordingly, in the absence of the amendment for which shareholder confirmation is sought, the Bylaws would effectively preclude the Company’s common shares from being eligible to participate in a DRP and, as a result, the Company would cease to be in compliance with the applicable Nasdaq Marketplace Rule as of January 1, 2008.
The amendments to Nasdaq’s Marketplace Rules requiring DRP eligibility do not require the Company to actually participate in a DRP or to eliminate physical certificates representing the Company’s common shares. The YBCA, the statute under which the Company is incorporated, requires that the Company issue a share certificate or written evidence of the right to obtain a share certificate to any holder of the Company’s common shares who requests one. Nothing in the amended Bylaws deprives a shareholder of the legal right to obtain a share certificate and, unless the YBCA is amended to eliminate a shareholder’s right to require the Company to issue a share certificate, the Company’s common shares will be issuable and transferable in certificated and uncertificated form for the foreseeable future.

     Bylaw Amendment Resolution
At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass the Bylaw Amendment Resolution, the full text of which is set out as Schedule C hereto confirming the amendments to Part 7 of the Bylaws enacted by the board of directors on March 8, 2007. The Bylaw Amendment Resolution is an ordinary resolution and, as such, requires approval by a majority of the votes cast by shareholders at the Meeting. If the Bylaw Amendment Resolution is not passed by shareholders at the Meeting, the amendments to Part 7 of the Bylaws enacted by the board of directors on March 8, 2007 will cease to be effective.
MANAGEMENT CONTRACTS
Management functions of the Company and its subsidiaries are not performed by a person or persons other than the directors or senior officers of the Company.
CORPORATE GOVERNANCE
The Company is a reporting issuer in Canada and a registrant under the United States Securities Exchange Act of 1934. The Company’s common shares are listed on TSX and quoted on the Nasdaq Capital Market (“Nasdaq”). In recent years, securities regulators in Canada and the United States have been placing increasing emphasis on the importance of good corporate governance practices and disclosure of corporate governance practices by public companies. In 2005, the Canadian Securities Administrators adopted National Instrument 58-101 “Disclosure of Corporate Governance Practices” (the “Disclosure Instrument”) and National Policy 58-201 “Corporate Governance Guidelines” (the “Guidelines”). The Disclosure Instrument requires the Company to disclose its corporate governance practices with reference to various specified corporate governance criteria. The Guidelines set out a series of corporate governance practices that the Canadian Securities Administrators believe reflect a “best practices” standard to which they encourage Canadian public companies to adhere.
The following is a discussion of each of the Company’s corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the board of directors believes that its corporate governance practices are consistent with those recommended by the Guidelines.
Board of Directors
     Director Independence
For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Company. The Disclosure Instrument defines a “material relationship” to be one which could reasonably be expected to interfere with the exercise of the director’s independent judgment and provides that certain specified relationships will, in all circumstances, be considered material relationships.
As of the date of this Management Proxy Circular, the Company’s board of directors consists of 6 individuals who are independent and 5 individuals who are not independent, applying the criteria prescribed by the Disclosure Instrument and the criteria prescribed by the Nasdaq Marketplace Rules. However, R. Edward Flood, one of the Company’s independent directors, has informed the Company that, for personal reasons, he does not intend to stand for re-election as a director of the Company at the Meeting and his term as a director will end at the conclusion of the Meeting.
Management of the Company has nominated Joseph I. Gasca, the Company’s President and Chief Executive Officer, for election at the Meeting as a director to fill the vacancy created by Mr. Flood’s impending retirement. Insofar as Mr. Gasca is a member of management, he does not qualify as independent. Accordingly, if all of the individuals nominated by management for election to the board of directors are elected at the Meeting, the board of directors will then consist of 5 individuals who are independent and 6 individuals who are not independent, applying the criteria prescribed by the Disclosure Instrument and the criteria prescribed by the Nasdaq Marketplace Rules. As such, independent directors will not, after the Meeting, constitute a majority of the Company’s board of directors as recommended by the Guidelines.

The directors determined to be independent are: A. Robert Abboud, Howard Balloch, Brian F. Downey, Robert A. Pirraglia and J. Steven Rhodes. Messrs. Abboud, Balloch, Downey and Pirraglia have no material relationship with the Company except as directors and, as applicable, shareholders of the Company and are compensated by the Company solely in their capacities as directors. Mr. Rhodes provides consulting services to the Company for which he receives aggregate annual remuneration that falls below the threshold prescribed by the Disclosure Instrument beyond which he would be considered to have a material relationship with the Company.
The directors determined not to be independent are: E. Leon Daniel, Robert M. Friedland, Dr. Robert G. Graham, David R. Martin, Shun-ichi Shimizu and Joseph I. Gasca. The reasons why these directors are not considered to be independent are as follows:
•	Messrs. Daniel, Martin and Gasca are members of the Company’s senior management and are therefore not independent.

•	Mr. Friedland, although not formally a member of the Company’s management team, works closely with management personnel on matters relating to the implementation of the Company’s corporate strategy, financing, evaluation of corporate opportunities and investor relations. Mr. Friedland does not participate in the day to day management of the Company’s affairs but is consulted regularly by the Company’s management personnel in respect of key management decisions. Insofar as Mr. Friedland is not a member of the Company’s senior management, but is regularly consulted by management personnel as described above, the board of directors considers Mr. Friedland to be a non-independent director.

•	Mr. Shimizu, although not currently an active member of the Company’s senior management team, is the managing director of a consulting company that provides ongoing consulting services to the Company for which the consulting company receives a monthly retainer from the Company. The board of directors believes that the nature and scope of these consulting arrangements and the remuneration paid for the services provided are such that they constitute, for the purposes of the Disclosure Instrument, an indirect material relationship between Mr. Shimizu and the Company and, accordingly, Mr. Shimizu is considered to be a non-independent director.

•	Although the board of directors believes that Dr. Graham is independent of management, his status as an executive officer of another company that furnishes consulting and other services to one of the Company’s subsidiaries acquired in its merger with Ensyn Group, Inc. disqualifies him as an independent director under the Disclosure Instrument and the NASDAQ Marketplace Rules. Dr. Graham has also recently agreed to join the Company’s management as interim Chief Technology Officer. Accordingly, Dr. Graham is considered to be a non-independent director.
The board of directors recognizes that having a majority of directors who are independent is a desirable corporate governance objective. Since 2005, the Company has added three new independent directors, including an Independent Co-Chairman and Lead Director, and, in 2006, the board consisted of a majority of independent directors for the first time.
However, as a result of Mr. Flood’s impending retirement as an independent director and the board’s view that it is desirable for Mr. Gasca, the Company’s President and Chief Executive Officer, to join the board, the board of directors will not consist of a majority of independent directors after the Meeting. This is not intended to be a long-term corporate governance policy for the Company and the board intends to seek and recruit prospective new director candidates who would qualify as independent so as to re-establish majority independent status as soon as reasonably possible.
For as long as the board of directors consists of a majority of directors who are not independent, it is expected that the independent directors, led by the Independent Co-Chairman and Lead Director, will take on a greater role in facilitating the board’s exercise of independent judgment, which may involve meeting more frequently without members of management being present.
     Other Directorships
For information respecting those companies that are reporting issuers (or the equivalent) in Canada or elsewhere in which any of the directors of the Company also act as directors, please see the section entitled “Election of Directors” starting on page 7 of this Management Proxy Circular.
     Meetings of Independent Directors
Following each regularly scheduled meeting of the board of directors, a separate meeting of the non-management directors is scheduled at which members of management are not present. These meetings are typically attended by the independent directors and by those directors who are not members of management but who do not qualify as independent pursuant to the criteria set out in the Disclosure Instrument and the Nasdaq Marketplace Rules. The independent directors believe that the non-management directors, despite being technically “non-independent”, make as equally valuable and unbiased a contribution to these meetings as the non-management directors who qualify as independent pursuant to the criteria set out in the Disclosure Instrument and the Nasdaq Marketplace Rules. The Company’s practice in this regard is not entirely consistent with the Guidelines, which recommend that such meetings should exclude both members of management and non-independent directors.
During 2006, there were 4 regularly scheduled meetings of the board of directors and a separate meeting of the non-management directors was held at the conclusion of each of these meetings.
     Independence of Board Chair
A. Robert Abboud, the Co-Chairman and Lead Director of the board is an independent director. Mr. Abboud’s responsibilities include providing a source of board leadership and ensuring that the board functions effectively, acting as a facilitator with respect to interaction among the independent directors and between management and the independent directors and chairing meetings of the independent and non-management directors.
     Meeting Attendance Records
For information concerning the number of board and committee meetings held in 2006 and the attendance record of each director in respect of those meetings, please see the section entitled “Election of Directors” starting on page 7 of this Management Proxy Circular.
Mandate of the Board
Under the YBCA, the directors of the Company are required to manage the Company’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The board of directors is responsible for supervising the conduct of the Company’s affairs and the management of its business. The board’s mandate includes setting long term goals and objectives for the Company, to formulate the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. Although the board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business.
The board’s mandate requires that the board be satisfied that the Company’s senior management will manage the affairs of the Company in the best interest of the shareholders, in accordance with the Company’s principles, and that the arrangements made for the management of the Company’s business and affairs are consistent with their duty described above. The board is responsible for protecting shareholder interests and ensuring that the interests of the shareholders and of management are aligned. The obligation of the board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the board may have to assume a more direct role in managing the affairs of the Company.
In discharging this responsibility, the board’s mandate provides that the board oversees and monitors significant corporate plans and strategic initiatives. The board’s strategic planning process includes annual and quarterly budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one board meeting per year is to be devoted to a comprehensive review of strategic corporate plans proposed by management.
As part of its ongoing review of business operations, at each board meeting the board reviews the principal risks inherent in the Company’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the board also assesses the integrity of internal control over financial reporting and management information systems.
In addition to those matters that must, by law, be approved by the board, the board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without board approval, on all ordinary course matters relating to the Company’s business.
The board also expects management to provide the directors on a timely basis with information concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the board to discharge its stewardship obligations effectively. The board expects management to efficiently implement its strategic plans for the Company, to keep the board fully apprised of its progress in doing so and to be fully accountable to the board in respect to all matters for which it has been assigned responsibility.
The board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the board of any major concerns expressed by shareholders.
Each committee of the board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outsider advisor at the expense of the Company provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.
The board has adopted a strategic planning process which involves, among other things, the following:
•	at least one meeting per year will be devoted to review of strategic plans that are proposed by management;

•	meetings of the board, at least quarterly, to discuss strategic planning issues;

•	the board reviews and assists management in forming short and long term objectives of the Company on an ongoing basis; and

•	the board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals.
The strategic planning process adopted by the board takes into account, among other things, the opportunities and risks of the business.
In order to ensure that the principal business risks borne by the Company are identified and appropriately managed, the board receives periodic reports from management of the Company’s assessment and management of such risks. In conjunction with its review of operations which takes place at each board meeting, the board considers risk issues and approves corporate policies addressing the management of the risk of the Company’s business.
The board takes ultimate responsibility for the appointment and monitoring of the Company’s executive management. The board approves the appointment of executive management and reviews their performance on an ongoing basis.
The Company has a disclosure policy addressing, among other things, how the Company interacts with analysts and the public. The disclosure policy contains measures for the Company to avoid selective disclosure. The Company has a Disclosure Committee responsible for overseeing the Company’s disclosure practices. This committee consists of the Executive Co-Chairman, the Independent Co-Chairman and Lead Director, the Chief Executive Officer, the Chief Financial Officer, the Controller, the Corporate Secretary and senior Corporate Communications and Investor Relations Department

personnel, and receives advice from the Company’s legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The board reviews and approves the Company’s material disclosure documents, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and management proxy circular. The Company’s annual and quarterly financial reports are reviewed by the Audit Committee and recommended to the board prior to its release.
Position Descriptions
     Board Co-Chairmen and Committee Chair
The board has developed written position descriptions for the Executive Co-Chairman, the Independent Co-Chairman and Lead Director and the Chair of each of the board’s committees.
     Chief Executive Officer
Joseph Gasca was appointed as the Company’s President and Chief Operating Officer in July 2006 and became the Company’s President and Chief Executive Officer in January 2007. The members of the Nominating and Corporate Governance Committee are consulting with Mr. Gasca to develop a new written position description for the Chief Executive Officer delineating his role and responsibilities.
Orientation and Continuing Education
     Orientation
The Company takes steps to ensure that prospective directors fully understand the role of the board and its committees and the contribution individual directors are expected to make, including, in particular the commitment of time and energy that the Company expects of its directors. New directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Company’s business. Directors are provided with the opportunity to make site visits to the Company’s properties.
     Continuing Education
Management and outside advisors provide information and education sessions to the board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Company, its business and the environment in which it operates as well as with developments in the responsibilities of directors. Presentations are made to the board from time to time to educate and keep them informed of changes within the Company and of regulatory and industry requirements and standards. In addition, directors are encouraged to take courses relevant to the Company and its business, particularly with respect to corporate governance and the energy industry.
Ethical Business Conduct
The Company has adopted a Code of Business Conduct and Ethics applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Company does business. The Code of Business Conduct and Ethics provides that the Company’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Company requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Company’s Code of Business Conduct and Ethics has been filed as an exhibit to the Company’s 2006 Annual Report on Form 10-K. A copy of the Company’s Code of Business Conduct and Ethics may be obtained, without charge, by request to Ivanhoe Energy Inc., 654 — 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1, Attention: Corporate Secretary, or by phone to 604-688-8323.
The Audit Committee monitors compliance with the Code of Business Conduct and Ethics through its oversight of the Company’s Whistleblowing Policy. The Board has not granted any waiver of the Code of Business Conduct and Ethics in favour of a director or executive officer. Accordingly, no material change report has been required or filed.

The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest by directors with a view to ensuring that no director votes or participates in any board deliberations on a matter in respect of which such director has a material interest.
The board has adopted a series of corporate policies and procedures aimed at encouraging and promoting a culture of ethical business conduct. These include policies and procedures covering such matters as corporate disclosure procedures and controls, confidentiality, securities trading and whistleblowing.
Nomination of Directors
The Nominating and Corporate Governance Committee consists of Messrs. Flood, Balloch, Pirraglia and Rhodes, all of whom are independent directors in accordance with criteria set out in the Disclosure Instrument and the Nasdaq Marketplace Rules. Mr. Balloch is the Chairman of the committee.
One of the primary responsibilities of the Nominating and Corporate Governance Committee is the identification of new candidates for board nomination. Typically, the full board determines, based on the Company’s objectives and strategies and the perceived risks it faces, the competencies, skills, experience and personal qualities it considers necessary or desirable in potential director candidates. The Nominating and Corporate Governance Committee then takes responsibility for identifying potential candidates who possess some or all of these attributes for presentation to, and assessment by, the full board. The Nominating and Corporate Governance Committee is also responsible for assessing, on a periodic basis, the performance of individual directors and the board as a whole.
Based on this framework, the Corporate Governance and Nominating Committee developed a skills matrix outlining the Company’s desired complement of directors’ competencies, skills and characteristics. The Committee annually assesses the current competencies and characteristics represented on the board and utilizes the matrix to determine the board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full board new nominees to the board, and for assessing directors on an ongoing basis.
The Nominating and Corporate Governance Committee’s responsibilities are outlined in the committee’s Charter. Those responsibilities include:
•	evaluating the Company’s executive management succession plans;

•	ensuring that board has the necessary structures and procedures so that it can function with an appropriate degree of independence from management;

•	providing a forum without management present to receive expressions of concern, including a concern regarding matters involving the independence of the board from management;

•	establishing induction programs for new directors;

•	developing and maintaining continuing education programs for directors; and

•	reviewing the practices and procedures of the board in light of ongoing developments in regulatory requirements and industry best practices in matters of corporate governance and recommending to the board any changes considered necessary or desirable.
A copy of the Nominating and Corporate Governance Committee’s Charter may be obtained upon request to the Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-8323.
Compensation
The board of directors determines the compensation to be paid to its directors and officers primarily on the basis of recommendations made by the Compensation Committee.

The Compensation Committee reviews and makes recommendations to the board with respect to compensation for the Company’s executive officers. See “Report on Executive Compensation”. The Compensation Committee also reviews and makes recommendations to the board regarding the adequacy and form of the compensation payable to non-executive directors to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director without compromising such director’s independence. Directors who are executives of the Company receive no additional remuneration for their services as directors.
The Compensation Committee consists of Messrs. Flood, Balloch, Downey and Rhodes, all of whom are independent directors in accordance with criteria set out in the Disclosure Instrument and the Nasdaq Marketplace Rules. Mr. Balloch is the Chairman of the committee.
The Compensation Committee’s responsibilities are outlined in the committee’s Charter. Those responsibilities include:
•	reviewing and adopting, on an annual basis, corporate goals and objectives relevant to the compensation payable to the Chief Executive Officer (“CEO”);

•	evaluating the CEO’s performance in light of adopted goals and objectives and set the CEO’s compensation level based on such evaluation;

•	reviewing and making recommendations to the board, on an annual basis, with respect to the adequacy and form of compensation and benefits payable to executive officers and non-executive directors;

•	administering and making recommendations to the board with respect to awards under the Company’s equity incentive and equity compensation plans; and

•	preparing periodic reports with respect to executive compensation in accordance with applicable regulatory requirements.
A copy of the Compensation Committee’s Charter may be obtained upon request to the Corporate Secretary, 654 — 999 Canada Place, Vancouver, British Columbia, V6C 3E1, telephone (604) 688-8323.
The Company has implemented a corporate policy whereby non-management directors are required to own, within two years of joining the Board, a number of common shares of the Company, exclusive of incentive stock options, equal in value to three times their basic annual retainer for acting as directors. Incumbent directors have until March 2009 to comply.
Effective March 8, 2007, the Company has implemented a corporate policy whereby the CEO is required to own a number of common shares of the Company, exclusive of incentive stock options, equal in value to three times his annual salary.
Other Board Committees
The Board has no standing committees other than the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

Assessments
The Nominating and Corporate Governance Committee has the responsibility for developing and recommending to the board, and overseeing the execution of, a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors, on a regular basis. The Nominating and Corporate Governance Committee has developed and is continuing to refine an assessment process for the board, each of its committees, and the contribution of individual directors.
On an annual basis, the Nominating and Corporate Governance Committee sends a performance evaluation questionnaire to all of the members of the board of directors. This questionnaire covers a wide range of topics relating to board, committee and individual director performance and seeks to elicit comments and recommendations for improvement. Responses are tabulated and analyzed by the Chairman of the Nominating and Corporate Governance Committee, who then reports the results to the Committee and ultimately to the entire board of directors.
OTHER BUSINESS
Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.
DIRECTORS’ APPROVAL
The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the board of directors of the Company.
ADDITIONAL INFORMATION
Copies of the Company’s annual reports on Form 10-K, the Company’s quarterly reports on Form 10-Q, the Company’s current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on or through the Company’s website at www.ivanhoe-energy.com or through the SEC’s website at www.sec.gov. Additional information relating to the Company is available free of charge on or through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. This includes the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year which may be viewed on the SEC’s website or on the SEDAR website. Finally, securityholders may contact the Company directly to receive copies of information relating to it, including its financial statements and management’s discussion and analysis, without charge, upon written or oral request to Beverly A. Bartlett, Vice President and Corporate Secretary, Suite 654-999 Canada Place, Vancouver, British Columbia, V6C 3E1, or by telephone at (604) 688-8323.
DATED at Vancouver, British Columbia as of the 14th day of March, 2007.
BY ORDER OF THE BOARD
BEVERLY A. BARTLETT
VICE PRESIDENT and CORPORATE SECRETARY

SCHEDULE A
INCENTIVE PLAN AMENDMENT RESOLUTION
BE IT RESOLVED, as an ordinary resolution, that:
1.	the terms of the Amended and Restated Employees’ And Directors’ Equity Incentive Plan of the Company, a copy of which is appended as Exhibit “1” to this resolution, be and are hereby approved; and

2.	any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

EXHIBIT “1”
IVANHOE ENERGY INC.
EMPLOYEES’ AND DIRECTORS’ EQUITY INCENTIVE PLAN
AMENDED AND RESTATED
MAY 3, 2007
PART 1 — INTRODUCTION
1.1	Purpose
The purpose of the Plan is to secure for the Company and its shareholders the benefits of incentive inherent in share ownership by the directors and key employees of the Company and its Affiliates who, in the judgement of the Board, will be largely responsible for its future growth and success. It is generally recognized that share plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered to them to acquire a proprietary interest in the Company.
1.2	Definitions

(a)	“Affiliate” has the meaning set forth in Section 1(2) of the Ontario Securities Act, as amended, and includes those issuers that are similarly related, whether or not any of the issuers are corporations, companies, partnerships, limited partnerships, trusts, income trusts or investment trusts or any other organized entity issuing securities.

(b)	“Associate” has the meaning assigned to it in the Ontario Securities Act, as amended.

(c)	“Board” means the board of directors of the Company.

(d)	“Blackout Period” means a period in which the trading of Shares or other securities of the Company is restricted under the Company’s Corporate Disclosure, Confidentiality and Securities Trading Policy, or under an insider trading policy or other policy of the Company then in effect.

(e)	~~(d)~~ “Code” means the United States Internal Revenue Code of 1986, as amended.

(f)	~~(e)~~ “Company” means Ivanhoe Energy Inc., a company incorporated under the laws of the Yukon Territory.

(g)	“Committee” has the meaning attributed thereto in Section 6.1.

(h)	~~(f)~~ “Eligible Directors” means the directors of the Company or any Affiliate thereof who are, as such, eligible for participation in the Plan.

(i)	~~(g)~~ “Eligible Employees” means full time and part time employees (including employees who are officers and directors) of the Company or any Affiliate thereof, whether or not they have a written employment contract with the Company, determined by the Board, upon recommendation of the Committee, to be employees, eligible for participation in the Plan. “Eligible Employees” shall include Service Providers eligible for participation in the Plan as determined by the Board.

(j)	~~(h)~~ “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(k)	~~(i)~~ “Fair Market Value” means, with respect to a Share subject to Option, the weighted average price of the Shares on the Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined. If the Shares are not listed and posted for trading on a Stock Exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

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(l)	~~(j)~~ “Foreign Private Issuer” has the meaning assigned to it in the rules promulgated under the Exchange Act.

(m)	~~(k)~~ “Insider” has the meaning assigned to it in the Ontario Securities Act, as amended, and also includes an Associate or Affiliate of any person who is an Insider.

(n)	~~(l)~~ “Option” means an option granted under the terms of the Share Option Plan.

(o)	~~(m)~~ “Option Period” means the period during which an Option may be exercised.

(p)	~~(n)~~ “Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of the Share Option Plan.

(q)	~~(o)~~ “Participant” means, in respect of any Plan, an Eligible Employee or Eligible Director who participates in such Plan.

(r)	~~(p)~~ “Plan” means, collectively the Share Option Plan, the Share Bonus Plan and the Share Purchase Plan and “Plan” means any such plan as the context requires.

(s)	~~(q)~~ “Service Provider” means a person or company engaged to provide ongoing management or consulting services for the Company or for any entity controlled by the Company.

(t)	~~(r)~~ “Share Bonus Plan” means the plan established and operated pursuant to Part 3 and Part 5 hereof.

(u)	~~(s)~~ “Share Option Plan” means the plan established and operated pursuant to Part 2 and Part 5 hereof.

(v)	~~(t)~~ “Share Purchase Plan” means the plan established and operated pursuant to Part 4 and Part 5 hereof.

(w)	~~(u)~~ “Shares” means the common shares of the Company.

(x)	~~(v)~~ “Stock Exchange” means the principal stock exchange upon which the Shares are listed or upon which the Shares have been approved for listing.

(y)	~~(w)~~ “U.S. Optionee” has the meaning assigned to it in Section 2.14 of this Plan.
PART 2 — SHARE OPTION PLAN
2.1	Participation
Options shall be granted only to Eligible Employees and Eligible Directors.
2.2	Administration of Share Option Plan
~~(a)~~	~~The Share Option Plan shall be administered by the Board and the Board shall determine and designate, from time to time, the individuals to whom awards shall be made, the amount of the awards and the other terms and conditions of the awards. In determining the number or value of Options to be granted, the Board shall consider the Optionee’s present and potential contribution to the success of the Company and the prevailing policies of the Stock Exchange.~~ The Share Option Plan shall be administered by the Committee.

~~(b)~~	~~Subject to the provisions of the Share Option Plan, the Board may, from time to time, adopt and amend rules and regulations relating to administration of the Share Option Plan, advance the lapse of any vesting or waiting period, accelerate any exercise date, waive or modify any restriction applicable to Shares (except those restrictions imposed by law or the rules and policies of the Stock Exchange) and make all other determinations, in the judgment of the Board, necessary or desirable for the administration of the Share Option Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Board shall be final and~~

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~~conclusive. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Share Option Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry the Share Option Plan into effect, and it shall be the sole and final judge of such expediency.~~
2.3	Price
The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value on the date of grant.
2.4	Grant of Option
The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Eligible Employees and Eligible Directors as it may select for the number of Shares that it shall designate, subject to the provisions of the Share Option Plan. ~~When the grant is authorized, the Board shall specify the date of~~The date of grant of an Option shall be (i) the date such grant was approved by the Committee for recommendation to the Board, provided the Board approves such grant; or (ii) for a grant of an Option not approved by the Committee for recommendation to the Board, the date such grant was approved by the Board.
Each Option granted to an Eligible Employee or to an Eligible Director shall be evidenced by a stock option agreement with terms and conditions consistent with the Share Option Plan and as approved by the Board on the recommendation of the Committee(which terms and conditions need not be the same in each case and may be changed from time to time, subject to section 5.7 of the Plan and the approval of any material changes by the Stock Exchange).
2.5	Terms of Options
The Option Period shall be ten years from the date such Option is granted or such lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 2.8 hereof covering termination of employment or death of the Optionee; provided, however, that at any time the expiry date of the Option Period in respect of any outstanding Option under this Plan (either before or after its amendment or restatement on May 11, 2007) should be determined to occur either during a Blackout Period or within ten business days following the expiry of the Blackout Period, the expiry date of such Option Period shall be deemed to be the date that is the tenth business day following the expiry of the Blackout Period.
Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options may be exercised (in each case to the nearest full Share) during the Option Period as follows:
(a)	at any time during the first year of the Option Period, the Optionee may purchase up to 33 1/3% of the total number of Shares reserved for issuance pursuant to his or her Option; and

(b)	at any time during each additional year of the Option Period the Optionee may purchase an additional 33 1/3% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) until, in the third year of the Option Period, 100% of the Option will be exercisable.
Notwithstanding the foregoing, Options shall become exercisable at the rate of at least 20% per year over five years from the date the Option is granted, subject to reasonable conditions such as continued employment. However, in the case of an Option granted to officers, directors or consultants of the Company or any of its Affiliates, the Option may become fully exercisable, subject to reasonable conditions such as continued employment, at any time or during any period established by the Company or any of its Affiliates.
Except as set forth in Section 2.8, no Option may be exercised unless the Optionee is at the time of such exercise:
(a)	in the case of an Eligible Employee, in the employ of the Company or an Affiliate and shall have been continuously so employed since the grant of his Option, but absence on leave, having the

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approval of the Company or such Affiliate, shall not be considered an interruption of employment for any purpose of the Share Option Plan; or
(b)	in the case of an Eligible Director, a director of the Company or an Affiliate and shall have been such a director continuously since the grant of his Option.
The exercise of any Option will be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased. No Optionee or his legal representatives or legatees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Share Option Plan.
2.6	Share Appreciation Right
A Participant may, if at any time determined by the Board, on the recommendation of the Committee, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part (the “Terminated Option”) by notice in writing to the Company and, in lieu of receiving the Shares (the “Option Shares”) to which the Terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:
(a)	subtracting the Option exercise price per Share from the Fair Market Value per Share on the day immediately prior to the exercise of the Right and multiplying the remainder by the number of Option Shares; and

(b)	dividing the product obtained under Section 2.6(a) by the Fair Market Value per Share on the day immediately prior to the exercise of the Right.
If a Right is granted in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable. For greater certainty, for purposes of the aggregate number of shares reserved for issuance under Section 5.1 of the Plan, in the event of an exercise of a Right in respect of an Option, the number of Shares available for issuance under the Plan will be reduced by the number of Shares to which the Terminated Option relates rather than the number of Shares issued upon exercise of the Right in respect of such Option.
2.7	Lapsed Options
If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options, subject, in the case of the cancellation of an Option in connection with the grant of a new Option to the same person on different terms, to the consent of the Stock Exchange.
2.8	Effect of Termination of Employment or Death
If an Optionee:
(a)	dies while employed by or while a director of the Company or its Affiliate, any Option held by him at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. ~~All~~Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his death and only for six months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner;

(b)	ceases to be employed by or act as a director of the Company or its Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so employed or ceases to be a director, as the case may be; or

(c)	ceases to be employed by or act as a director of the Company or its Affiliate for any reason other than cause then, ~~at the discretion~~unless otherwise determined by the Board, on the

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recommendation of the ~~Board~~Committee, any Option held by such Optionee at the effective date thereof shall become exercisable in whole or in part for a period of up to six months thereafter, but in no event less than 30 days, subject to the earlier expiration of the Option Period.
2.9	Effect of Takeover Bid
If a bona fide offer (the “Offer”) for Shares is made to the Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Company within the meaning of subsection 1(3) of the Ontario Securities Act (as amended from time to time), then the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof, whereupon, notwithstanding Section 2.5 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer.
2.10	Effect of the Amalgamation or Merger
If the Company amalgamates or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation or merger if the Participant had exercised his Option immediately prior to the record date applicable to such amalgamation or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Share Option Plan. Any such adjustment shall be in accordance with regulatory policies.
2.11	Adjustment in Shares Subject to the Plan
If there is any change in the Shares through the declaration of stock dividends of Shares or consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under the Share Option Plan, the Shares subject to any Option, and the Option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Share Option Plan.
2.12	Loans to Employees
Subject to applicable law, the Board may at any time authorize the Company to loan money to an Eligible Employee (which for the purpose of this section 2.12 excludes any director or executive officer (or equivalent thereof) of the Company), on such terms and conditions as the Board may reasonably determine, to assist such Eligible Employee to exercise an Option held by him or her. Such terms and conditions shall include, in any event, interest at prevailing market rates, a term not in excess of one year, and security in favour of the Company represented by that number of Shares issued pursuant to the exercise of an Option in respect of which such loan was made or equivalent security which equals the loaned amount divided by the Fair Market Value of the Shares on the date of exercise of the Option, which security may be granted on a non-recourse basis.
2.13	Transfer of Options
Options are non-transferable except by will or by the laws of descent and distribution. Notwithstanding the foregoing, and to the extent permitted by Section 422 of the Code, the Board, in its discretion, may permit distribution of an Option to an inter vivos or testamentary trust in which the Option is to be passed to beneficiaries upon the death of the trustor (settlor).
2.14	United States Residents
Subject to Sections 2.14(b), (c) and (d) of this Plan, any Option granted under this Plan to an Optionee who is a citizen or resident of the United States (including its territories, possessions and all areas subject to its jurisdiction) (a “U.S. Optionee”) shall be an “incentive stock option” within the meaning of Section 422 of the Code (provided, for purposes of this Section 2.14 only, a U.S. Optionee who is a director is then also an officer or employee of the Company or one of its Affiliates). In addition, no provision of this Plan, as it may be applied to a U.S. Optionee, shall be construed so as to be inconsistent with any provision of Section 422 of the Code.

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Notwithstanding anything in this Plan to the contrary, the following provisions shall apply to each U.S. Optionee:
(a)	any director of the Company or one of its Affiliates who is a U.S. Optionee shall be ineligible to vote upon the granting of such Option to themselves;

(b)	subject to Section 2.14(d), any Option granted under this Plan to a U.S. Optionee shall be an incentive stock option within the meaning of Section 422 of the Code provided that the aggregate Fair Market Value (determined as of the time the Option is granted) of the Shares with respect to which incentive stock options are exercisable for the first time by such U.S. Optionee during any calendar year under this Share Option Plan and all other stock option plans of the Company or its Affiliates does not exceed US$100,000;

(c)	to the extent the aggregate Fair Market Value (determined as of the time the Option is granted) of the Shares with respect to which incentive stock options are exercisable for the first time by such U.S. Optionee during any calendar year under this Share Option Plan and all other stock option plans of the Company or its Affiliates exceeds US$100,000, such Options shall be treated as nonqualified stock options (i.e. Options which fail to qualify as incentive stock options within the meaning of Section 422 of the Code) in accordance with Section 422(d) of the Code;

(d)	any U.S. Optionee who is a Service Provider or director (and who is not also an officer or employee) of the Company or one of its Affiliates will be ineligible to receive incentive stock options but will be permitted to receive nonqualified stock options pursuant to this Plan;

(e)	the purchase price for Shares under each Option granted to a U.S. Optionee pursuant to this Plan shall be not less than the Fair Market Value of such Shares at the time the Option is granted;

(f)	if any U.S. Optionee to whom an Option is to be granted under this Plan is at the time of the grant of such Option the owner of Shares possessing more than 10% of the total combined voting power of all classes of shares of the Company or any of its Affiliates, then the following special provisions shall be applicable to the Option granted to such individual:
(i)	the purchase price per Share subject to such Option shall not be less than 110% of the Fair Market Value of one Share at the time of grant, provided however that this requirement will not apply with respect to any Option granted under the Plan that is subject to Section 2.14(c)~~,~~;

(ii)	for the purpose of this Section 2.14 only, the exercise period shall not exceed five years from the date of grant, provided however that this requirement will not apply with respect to any Option granted under the Plan that is subject to Section 2.14(c), ~~and;~~

(iii)	notwithstanding Section 2.14(f)(i), in respect of California citizens or residents, the purchase price per Share subject to such Option shall in no event be less than 110% of the Fair Market Value of one Share at the time of grant;
(g)	no Option may be granted hereunder to a U.S. Optionee following the expiry of 10 years after the date on which this Plan is adopted by the Board or the date this Plan is approved by the shareholders of the Company, whichever is earlier; and

(h)	no Option granted to a U.S. Optionee under this Plan shall become exercisable unless and until this Plan shall have been approved by the shareholders of the Company.
PART 3 — SHARE BONUS PLAN
3.1	Participants
The Board. on the recommendation of the Committee, shall have the right, subject to Section 3.2, to issue or reserve for issuance, for no cash consideration, to any Eligible Employee or Eligible Director any number of Shares as a discretionary bonus subject to such provisos and restrictions as the Board may determine.

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3.2	Number of Shares
The aggregate maximum number of shares that may be issued pursuant to Section 3.1 will be limited to ~~2,000,000~~2,400,000 Shares. Shares reserved for issuance and issued under the Share Bonus Plan shall be subject to the limitations set out in Section 5.1.
The Board, on the recommendation of the Committee, in its absolute discretion, shall have the right to reallocate any of the Shares reserved for issuance under the Share Bonus Plan for future issuance under the Share Option Plan or the Share Purchase Plan and, in the event that any Shares specifically reserved under the Share Bonus Plan are reallocated to the Share Option Plan or the Share Purchase Plan, as the case may be, the aggregate maximum number of Shares reserved under the Share Bonus Plan will be reduced to that extent. In no event will the number of Shares allocated for issuance under the Share Bonus Plan exceed ~~2,000,000~~2,400,000 Shares.
3.3	Necessary Approvals
The obligation of the Company to issue and deliver any Shares pursuant to an award made under the Share Bonus Plan will be subject to all necessary approvals of any securities regulatory authority having jurisdiction over the Shares.
PART 4 — SHARE PURCHASE PLAN
4.1	Participants
Participants in the Share Purchase Plan will be Eligible Employees who have been continuously employed by the Company or any of its Affiliates on a full-time basis for at least 12 consecutive months and who have been designated by the Board, on the recommendation of the Committee, as participants in the Share Purchase Plan (“Share Purchase Plan Participants”). The Board, on the recommendation of the Committee, shall have the right, in its absolute discretion, to waive such 12-month period or to refuse any Eligible Employee or group of Eligible Employees the right of participation or continued participation in the Share Purchase Plan.
4.2	Election to Participate in the Share Purchase Plan and Participant’s Contribution
Any Share Purchase Plan Participant may elect to contribute money (the “Participant’s Contribution”) to the Share Purchase Plan in any calendar year if the Share Purchase Plan Participant delivers to the Company a written direction in form and substance satisfactory to the Company authorizing the Company to deduct from the Share Purchase Plan Participant’s salary, in equal instalments, the Participant’s Contribution. Such direction will remain effective until revoked in writing by the Share Purchase Plan Participant or until the Board terminates or suspends the Share Purchase Plan, whichever is earlier.
The Share Purchase Plan Participant’s Contribution as determined by the Board, on the recommendation of the Committee, shall not exceed 10% of the Share Purchase Plan Participant’s basic annual salary from the Company and its Affiliates at the time of delivery of the direction, before deductions, exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the “Basic Annual Salary”). In the case of a Share Purchase Plan Participant for whom the Board, on the recommendation of the Committee, has waived the 12-month employment requirement, the Share Purchase Plan Participant’s Contribution shall not exceed 10% of his Basic Annual Salary from the Company and its Affiliates at the time of delivery of the direction, prorated over the remainder of the calendar year, before deductions and exclusive of any overtime pay, bonuses or allowances of any kind whatsoever.
4.3	Company’s Contribution
Immediately prior to the date any Shares are issued to a Share Purchase Plan Participant in accordance with Section 4.4, the Company will credit the Share Purchase Plan Participant with, and thereafter hold in trust for the Share Purchase Plan Participant, an amount (the “Company’s Contribution”) equal to the Participant’s Contribution then held in trust by the Company.

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4.4	Issue of Shares
On March 31, June 30, September 30 and December 31 in each calendar year the Company will issue to each Share Purchase Plan Participant fully paid and non-assessable Shares, disregarding fractions, which is equal to the aggregate amount of the Participant’s Contribution and the Company’s Contribution divided by the Issue Price. For the purposes of this Section 4.4, “Issue Price” means the weighted average price of the Shares on the Stock Exchange, for the 90-day period immediately preceding the date of issuance. If the Shares are not traded on a Stock Exchange on the date of issuance, the Issue Price shall be such price per Share as the Board, acting in good faith, may determine.
The Company shall hold any unused balance of the Participant’s Contribution for a Share Purchase Plan Participant until used in accordance with the Share Purchase Plan.
4.5	Delivery of Shares
As soon as reasonably practicable following each issuance of Shares to a Share Purchase Plan Participant pursuant to Section 4.4, the Company will cause to be delivered to the Share Purchase Plan Participant a certificate in respect of such Shares provided that, if required by applicable law or the rules and policies of the Stock Exchange, a restrictive legend shall be inscribed on the certificate, which legend shall state that the Shares shall not be transferable for such period as may be prescribed by law or by any regulatory authority or Stock Exchange.
4.6	Effect of Termination of Employment or Death
If a Participant ceases to be employed by the Company or any of its Affiliates for any reason or receives notice from the Company of the termination of his or her employment, the Share Purchase Plan Participant’s participation in the Share Purchase Plan will be deemed to be terminated and any portion of the Participant’s Contribution then held in trust shall be paid to the Share Purchase Plan Participant or his estate or successor as the case may be.
4.7	Effect of Amalgamation or Merger
If the Company amalgamates or merges with or into another corporation, each Share Purchase Plan Participant to whom Shares are to be issued will receive, on the date on which any Shares would otherwise have been delivered to the Share Purchase Plan Participant in accordance with Section 4.5, the securities, property or cash to which the Share Purchase Plan Participant would have been entitled on such amalgamation, consolidation or merger had the Shares been issued immediately prior to the record date of such amalgamation or merger.
PART 5 — GENERAL
5.1	Number of Shares
The aggregate number of Shares that may be reserved for issuance under the Plan shall not exceed ~~20,000,000~~24,000,000 Shares inclusive of those Shares reserved under the Share Bonus Plan pursuant to Section 3.2. In addition, the aggregate number of Shares:
(a)	that may be reserved for issuance to Insiders for options granted under the Plan (or when combined with all of the Company’s other security based compensation arrangements) shall not exceed 10% of the Company’s outstanding issue from time to time;

(b)	that may be issued to Insiders for options granted under the Plan (or when combined with all of the Company’s other security based compensation arrangements) within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and

(c)	that may be issued to any one Insider and his or her Associates for options granted under the Plan within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.

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In no event will the number of Shares at any time reserved for issuance to any Participant exceed 5% of the Company’s outstanding issue from time to time.
For the purposes of this Section 5.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding as of the date that any Shares are issued or reserved for issuance pursuant to an award under the Plan to an Insider or such Insider’s Associates, excluding any Shares issued under the Plan during the immediately preceding 12 month period.
5.2	Transferability
Any benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. Except as otherwise provided in Section 2.13, during the lifetime of a Participant, all benefits, rights and options may only be exercised by the Participant.
5.3	Employment
Nothing contained in any Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in any Plan by a Participant is voluntary.
5.4	Record Keeping
The Company shall maintain a register in which shall be recorded:
(a)	the name and address of each Participant;

(b)	the Plan or Plans in which the Participant participates;

(c)	any Participant’s Contributions;

(d)	the number of unissued Shares reserved for issuance pursuant to an Option or pursuant to an award made under the Share Bonus Plan in favour of a Participant; and

(e)	such other information as the Board may determine.

5.5	Necessary Approvals
The Plan shall be effective only upon formal adoption by the Board following the approval of the shareholders of the Company. Any Option exercised before shareholder approval is obtained shall be rescinded if shareholder approval is not obtained within 12 months before or after the Plan is adopted. Such shares shall not be counted in determining whether such approval is obtained.
The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of any Stock Exchange or governmental authority having jurisdiction in respect of the Shares which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Participant for any reason including, without limitation, the failure to obtain such approval, the obligation of the Company to issue such Share shall terminate and any Participant’s Contribution or option price paid to the Company shall be returned to the Participant.
5.6	Income Taxes
As a condition of, and prior to participation in, the Plan, a Participant shall, at the Company’s request, authorize the Company in writing to withhold from any remuneration or consideration whatsoever payable to such Participant hereunder, any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.
5.7	Amendments to Plan
~~The Board may amend, modify or terminate the plan at any time if and when it is advisable in the absolute discretion of the Board, subject to the approval of any material changes by the Stock Exchange.~~

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~~However, any amendment of such Plan which would:~~
~~(a) materially increase the benefits under the Plan;~~
~~(b) materially increase the number of Shares which would be issued under the Plan; or~~
~~(c) materially modify the requirements as to eligibility for participation in the Plan;~~
~~shall be effective only upon the approval of the shareholders of the Company and, if required, the approval of any regulatory body having jurisdiction over the Shares and any Stock Exchange. Except as expressly otherwise provided herein, however, no change in an award already granted under the Plan shall be made without the written consent of the recipient of such award.~~
The Board shall have the power to, at any time and from time to time, either prospectively or retrospectively, amend, suspend or terminate the Plan or any Option or other award granted under the Plan without shareholder approval, including, without limiting the generality of the foregoing: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Plan, changes to the exercise price, vesting, term and termination provisions of Options, changes to the share appreciation right provisions, changes to the share bonus plan provisions (other than the maximum number of Shares issuable under the Bonus Plan in Section 3.2 of the Plan), changes to the authority and role of the Compensation Committee under the Plan, changes to the acceleration and vesting of Options in the event of a takeover bid, and any other matter relating to the Plan and the Options and awards granted thereunder, provided however that:
(a)	such amendment, suspension or termination is in accordance with applicable laws and the rules of any stock exchange on which the Shares are listed;

(b)	no amendment to the Plan or to an Option granted hereunder will have the effect of impairing, derogating from or otherwise adversely affecting the terms of an Option which is outstanding at the time of such amendment without the written consent of the holder of such Option;

(c)	the expiry date of an Option Period in respect of an Option shall not be more than ten years from the date of grant of an Option except as expressly provided in Section 2.5;

(d)	the Directors shall obtain shareholder approval of:
(i)	any amendment to the aggregate maximum number of Shares specified in subsection 3.2 (Share Bonus Plan);

(ii)	any amendment to the aggregate number of Shares specified in subsection 5.1 (being the aggregate number of Shares that may be reserved for issuance under the Plan) other than pursuant to section 2.11;

(iii)	any amendment to the limitation on Shares that may be reserved for issuance, or issued, to Insiders under subsection 5.1(a) and (c); or

(iv)	any amendment that would reduce the exercise price of an outstanding Option of an Insider other than pursuant to section 2.11;

(v)	any amendment that would extend the expiry date of the Option Period in respect of any Option granted under the Plan to an Insider except as expressly contemplated in subsection 2.5; and

(vi)	any amendment to the amending provision set out in subsection 5.7 (Amendments to Plan).
If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the

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Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.
5.8	Foreign Private Issuer Status
If, and for so long as, the Company is not a Foreign Private Issuer or if the directors and officers of the Company otherwise become subject to Section 16 of the Exchange Act, then notwithstanding any provision of the Plan to the contrary:
(a)	the Plan shall be administered by a committee consisting of two or more persons (the “Committee”) appointed by the Board, each of whom is a director qualifying as a “disinterested” person, as such term is defined, from time to time, in Rule 16b-3 under the Exchange Act;

(b)	the Committee shall determine and designate, from time to time, the individuals to whom awards shall be made hereunder, the amount of the awards and the other terms and conditions of such awards;

(c)	each member of the Committee shall, upon his appointment or election to the Committee for the first time, automatically be granted an immediately exercisable Option to purchase 10,000 Shares at a price per share equal to the Fair Market Value at the date of grant for an Option Period of ten years but shall not otherwise be eligible to participate in the Plan;

(d)	no Option granted to a director or officer under the Plan may be exercised during the first six months following the date of grant;

(e)	directors and officers of the Company will be required to hold Shares acquired under the Share Purchase Plan for a period of six months, provided that no such hold period will be required in respect of any such director or officer who makes an irrevocable election to waive his right to withdraw from the Share Purchase Plan or to change his Participant’s Contribution at least six months prior to his acquisition of such Shares;

(f)	Subsections 5.8(c), (d) and (e) may only be amended or modified by the Board or the shareholders of the Company once in any six month period; and

(g)	the Board may, subject to Subsection 5.8(f) and Section 5.7, amend or modify the Plan to the extent that the Board, based upon the advice of legal counsel, considers necessary or desirable to bring the Plan into compliance with Rule 16b-3 under the Exchange Act.
5.9	No Representation or Warranty
The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.
5.10	Audited Financial Statements
The Company shall provide annual financial statements of the Company to each Participant holding an outstanding award under the Plan. Such financial statements need not be audited and need not be issued to key employees whose duties at the Company assure them access to equivalent information.
5.11	Compliance with Applicable Law, etc
If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or Stock Exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

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PART 6 — ADMINISTRATION OF THE PLAN
6.1	Administration by the Committee
(a)	Unless otherwise determined by the Board, the Plan shall be administered by the Compensation Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter. The members of the Committee serve at the pleasure of the Board and vacancies occurring in the Committee shall be filled by the Board.

(b)	The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:
(i)	adopt and amend rules and regulations relating to the administration of the Plan and make all other determinations necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency; and

(ii)	otherwise exercise the powers delegated to the Committee by the Board and under the Plan as set forth herein.
6.2	Board Role
(a)	The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom awards shall be made, the amounts of the awards and the other terms and conditions of the awards.

(b)	The Board may delegate any of its responsibilities or powers under the Plan to the Committee, provided that the grant of all Shares, Options or other awards under the Plan shall be subject to the approval of the Board. No Option shall be exercisable in whole or in part unless and until such approval is obtained.

(c)	In the event the Committee is unable or unwilling to act in respect of a matter involving the Plan, the Board shall fulfill the role of the Committee provided for herein.

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SCHEDULE B
ARTICLES AMENDMENT RESOLUTION
BE IT RESOLVED, as a special resolution, that:
1.	the Company’s Articles be amended by deleting the existing Article 4 thereof and replacing it with the following:
“4. Number (or minimum or maximum number) of Directors:

Not less than three (3), nor more than thirteen (13).”; and
2.	any director or officer of the Company is authorized and directed to file Articles of Amendment with the Yukon Registrar of Corporations to reflect the amendment to Article 4 authorized by this resolution.

SCHEDULE C
BYLAW AMENDMENT RESOLUTION
BE IT RESOLVED, as an ordinary resolution, that:
1.	the amendments to the Company’s bylaws (the “Bylaws”) made by the board of directors on March 8, 2007 whereby Part 7 of the then existing Bylaws was deleted in its entirety and replaced by an amended and restated Part 7 in the form appended as Exhibit “1” to this resolution is hereby confirmed; and

2.	any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

EXHIBIT “1”
BYLAW AMENDMENT
“PART 7
7.1	Shares and Share Certificates

The shares of the Corporation shall be represented by certificates or, where allowed for or required by applicable law, shall be electronically issued without a certificate. Every holder of one or more shares of the Corporation is entitled, at the option of the holder, to a share certificate, or a non-transferable written certificate of acknowledgement of the right to obtain a share certificate, stating the number and class or series of shares held as shown on the securities registers. Any certificate shall be signed in accordance with these by-laws and need not be under corporate seal. Certificates shall be manually countersigned by at least one director or officer of the corporation or by or on behalf of a registrar or transfer agent of the Corporation. Subject to the Act, the signature of any signing director, officer, transfer agent or registrar may be printed or mechanically reproduced on the certificate. Every printed or mechanically reproduced signature is deemed to be the signature of the person whose signature it reproduces and is binding upon the Corporation. A certificate executed as set out in this section is valid even if a director or officer whose printed or mechanically reproduced signature appears on the certificate no longer holds office at the date of issue of the certificate.

7.2	Registration of Transfers

Subject to the Act, a transfer of a share may only be registered in the Corporation’s securities register upon:
(a)	presentation of the certificate representing such share with an endorsement, which complies with the Act, made on the certificate or delivered with the certificate, duly executed by an appropriate person as provided by the Act, together with reasonable assurance that the endorsement is genuine and effective, upon payment of all applicable taxes and any reasonable fees prescribed by the board; or

(b)	in the case of shares electronically issued without a certificate, upon receipt of proper transfer instructions from the registered holder of the shares, a duly authorized attorney of the registered holder of the shares or an individual presenting proper evidence of succession, assignment or authority to the transfer the shares.”

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EXHIBIT 2
IVANHOE ENERGY INC.
Suite 654 - 999 Canada Place, Vancouver, B.C. V6C 3E1
Tel: 604-688-8323 Fax: 604-682-2060
PROXY
This proxy is solicited by the management of IVANHOE ENERGY INC. (the “Company”) for the Annual Meeting of its shareholders (the “Meeting”) to be held on May 3, 2007.
The undersigned hereby appoints David R. Martin, Chairman of the Company, or failing him, Beverly A. Bartlett, Secretary of the Company, or instead of either of the foregoing, (insert name)                                                             , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in Suite 629 - 999 Canada Place, Vancouver, British Columbia at 9:00 AM, local time, and at any adjournments thereof, and directs the nominee to vote or withhold from voting, as applicable, the common shares of the undersigned in the manner indicated below:

1.	ELECTION OF DIRECTORS

The nominees proposed by management of the Company are:

	A. ROBERT ABBOUD	FOR ☐	WITHHOLD ☐
	DAVID R. MARTIN	FOR ☐	WITHHOLD ☐
	ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
	E. LEON DANIEL	FOR ☐	WITHHOLD ☐
	SHUN-ICHI SHIMIZU	FOR ☐	WITHHOLD ☐
	HOWARD BALLOCH	FOR ☐	WITHHOLD ☐
	J. STEVEN RHODES	FOR ☐	WITHHOLD ☐
	ROBERT G. GRAHAM	FOR ☐	WITHHOLD ☐
	ROBERT A. PIRRAGLIA	FOR ☐	WITHHOLD ☐
	BRIAN F. DOWNEY	FOR ☐	WITHHOLD ☐
	JOSESPH I. GASCA	FOR ☐	WITHHOLD ☐

2.	APPOINTMENT OF AUDITORS

To appoint Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company at a remuneration to be fixed by the board of directors.

FOR ☐ WITHHOLD ☐

3.	EQUITY INCENTIVE PLAN AMENDMENT RESOLUTION

To consider and, if thought advisable, to pass an ordinary resolution authorizing the Company to amend and restate its Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to: (i) increase the maximum number of common shares available for issuance thereunder from 20,000,000 common shares to 24,000,000 common shares; (ii) increase the maximum number of common shares of the Company which may be allocated for issuance under the Bonus Plan component of the Incentive Plan from 2,000,000 common shares to 2,400,000 common shares; (iii) replace the existing terms thereof governing the circumstances and manner in which the Incentive Plan may be amended with more detailed and prescriptive provisions in order to comply with recently enacted changes to the rules and policies of The Toronto Stock Exchange (“TSX”) respecting equity incentive plan amendments; (iv) formally recognize the role of the Compensation Committee in administering the Incentive Plan; (v) provide for the automatic extension of the exercise term of any incentive stock option issued under the Incentive Plan that would otherwise expire during a “blackout period” if the holder is prevented from exercising the incentive stock option due to blackout period trading restrictions; and (vi) make other technical amendments to the Incentive Plan, all as more particularly described in the Management Proxy Circular that accompanies this Notice.

FOR ☐ AGAINST ☐

4.	AMENDMENT TO THE ARTICLES

To consider and, if thought advisable, to pass a special resolution to amend the articles of the Company increasing the maximum number of directors to thirteen (13).

FOR ☐ AGAINST ☐

5.	SHAREHOLDER CONFIRMATION OF AMENDED BY-LAWS

To consider and, if thought advisable, to pass an ordinary resolution confirming amendments to the bylaws of the Company to permit common shares of the Company to be issued and transferred electronically, without a physical certificate, in order to facilitate the Company’s compliance with new regulatory requirements applicable to companies having securities listed on a U.S. stock exchange and scheduled to take effect in 2008.

FOR ☐ AGAINST ☐

6.	Upon any permitted amendment to or variation of any matter identified in the Notice of Meeting.

7.	Upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: , 2007.

Signature of Shareholder

(Please print name here)

Note: If not dated, this proxy is deemed to be dated on the day sent by the Company.

Affix label here
Name of Shareholder
Address of Shareholder

(Please advise the Company of any change of address)

NOTES:
A proxy will not be valid unless the completed, signed and dated form of proxy is FAXED to CIBC Mellon Trust Company, Attention: Proxy Department 1-416-368-3976 or 1-866-781-3111 or delivered by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1 or P.O. Box 721, Agincourt, Ontario, M1S 0A1 or delivered by hand to Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 or 320 Bay Street, Banking Hall Level, Toronto, Ontario, M5H 4A6, and received by CIBC Mellon Trust Company not less than 48 hours (excluding Saturdays and holidays) before the time at which the Meeting is to be held, or any adjournment thereof.
Any one of the joint holders of a common share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the common share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or an attorney duly authorized in writing.
A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder’s behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.
The common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot and where a choice with respect to a matter to be acted on is specified, the common shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.

In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote common shares represented thereby for the approval of such matter.

EXHIBIT 3
SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS
Ivanhoe Energy Inc. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.
I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.
1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):
a)	annual reports including financial statements;

b)	quarterly reports, including financial statements;

c)	notices of meetings of shareholders, management information circulars and forms of proxy; and

d)	such other disclosure documents that the Company makes available by electronic means.
2.	The Documents will be delivered to you by the Company by making them available for your viewing, downloading and/or saving on the Internet website www.ivanhoe-energy.com the “Website”). A Shareholder must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.

The Company will advise you by e-mail when the documents are available on the Website.

3.	The viewing, downloading and/or saving of a Document requires me to use:
a)	a computer with a 486/33 processor (or Macintosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.
For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.
4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (866) 781-3111, regular mail at Ivanhoe Energy Inc. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC V6C 3K9 or via electronic mail at inguiries@cibcmellon.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.
I have read and understand this “Consent for Electronic Delivery of Documents” and consent to the electronic delivery of the Documents on the terms outlined above.
Please complete the below sections then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name

(as it appears on your cheques, certificates, statements or correspondence)

E-mail Address

Mailing Address

Address 1

Address 2

City, Province/State

Country

Post Code/Zip Code

Date	Shareholder Signature(s)

Print and mail this form to:	or	Print and fax this form to:
CISC Mellon Trust Company		1- 604-688-4301
PO Box 1900
Vancouver, BC V6C 3K9

CIBC Mellon Trust Company		1-416-643-5501
PO Box 7010
Adelaide Street Postal Station
Toronto, ON M5C 2W9

EXHIBIT 4
IVANHOE ENERGY INC.
Dear Shareholder:
As a non-registered shareholder of Ivanhoe Energy Inc., you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.
As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/lnvestorlnquiry.
We encourage you to submit your request online at:
www.cibcmellon.com/FinancialStatements.
Our Company Code Number is 0435B.
NOTE: Do not return this card by mail if you have submitted your request online.
REQUEST FOR FINANCIAL STATEMENTS
TO: CIBC Mellon Trust Company
Please add my name to the Supplemental Mailing List for Ivanhoe Energy Inc. and send me their financial statements as indicated below:
Interim Financial Statements      ☐
Annual Financial Statements       ☐
(Please Print)

Name

Address

Postal Code/Zip Code

EXHIBIT 5
IVANHOE ENERGY INC.
654 – 999 Canada Place
Vancouver, BC V6C 3E1
Telephone: 604-688-8323 Fax: 604-682-2060
Notice of Annual General Meeting of Shareholders
May 3, 2007
NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of IVANHOE ENERGY INC. (the “Company”) will be held in Suite 629 — 999 Canada Place, Vancouver, British Columbia on Thursday, May 3, 2007, at 9:00 AM local time (the “Meeting”) for the following purposes:
1.	to receive the report of the directors;

2.	to receive the Company’s audited financial statements for the financial year ended December 31, 2006 and the auditor’s report thereon;

3.	to elect directors for the ensuing year;

4.	to appoint auditors for the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	to consider and, if thought advisable, to pass an ordinary resolution authorizing the Company to amend and restate its Employees’ and Directors’ Equity Incentive Plan (the “Incentive Plan”) to: (i) increase the maximum number of common shares available for issuance thereunder from 20,000,000 common shares to 24,000,000 common shares; (ii) increase the maximum number of common shares of the Company which may be allocated for issuance under the Bonus Plan component of the Incentive Plan from 2,000,000 common shares to 2,400,000 common shares; (iii) replace the existing terms thereof governing the circumstances and manner in which the Incentive Plan may be amended with more detailed and prescriptive provisions in order to comply with recently enacted changes to the rules and policies of The Toronto Stock Exchange (“TSX”) respecting equity incentive plan amendments; (iv) formally recognize the role of the Compensation Committee in administering the Incentive Plan; (v) provide for the automatic extension of the exercise term of any incentive stock option issued under the Incentive Plan that would otherwise expire during a “blackout period” if the holder is prevented from exercising the incentive stock option due to blackout period trading restrictions; and (vi) make other technical amendments to the Incentive Plan, all as more particularly described in the Management Proxy Circular that accompanies this Notice;

6.	to consider and, if thought advisable, to pass a special resolution to amend the articles of the Company increasing the maximum number of directors to thirteen (13);

7.	to consider and, if thought advisable, to pass an ordinary resolution confirming amendments to the bylaws of the Company to permit common shares of the Company to be issued and transferred electronically, without a physical certificate, in order to facilitate the Company’s compliance with new regulatory requirements applicable to companies having securities listed on a U.S. stock exchange and scheduled to take effect in 2008; and

8.	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.
The Board of Directors has fixed March 19, 2007 as the record date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.

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A Management Proxy Circular and a form of proxy accompany this Notice. The Management Proxy Circular contains details of matters to be considered at the Meeting. The audited consolidated financial statements of the Company for the year ended December 31, 2006, and the auditor’s report thereon, are expected to be mailed to shareholders on or about March 30, 2007.
A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.
DATED at Vancouver, British Columbia, this 14th day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Beverly A. Bartlett”

Beverly A. Bartlett
Vice President and Corporate Secretary

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Exhibit 6
CO-CHAIRMEN’S LETTER TO SHAREHOLDERS

david r. martin Executive Co-Chairman	a. robert abboud Independent Co-Chairman and Lead Director	As world demand for hydrocarbons grows and light oil reserves dwindle, increasing attention is being focused on technologies that efficiently recover and process heavy oil. The challenge is not finding these deposits, because they exist and many have been discovered, with enormous, well-known deposits throughout the world. The challenge is to find the best way to extract, transport and process the oil.

With significant technological advances in heavy oil development in recent years, there is a new wave of interest in heavy oil. However, even with these technical advances, producers are still faced with expensive options to produce, transport and process heavy oil. As a result, many known heavy oil fields lie untapped, and many fields under development are using costly, inefficient technologies.
Production from these areas requires a combination of technologies and skills. Equipped with our technology and our people, Ivanhoe Energy is prepared to meet these challenges.
THE TECHNOLOGY
Heavy oil is a thick, viscous, tar-like product that does not pump or flow easily. Extraction is a challenge, as is pipeline transportation. Producers burn natural gas to generate steam to heat, soften and propel the oil, and must then mix the heavy oil with costly light oil or other diluents to facilitate transportation.
Ivanhoe has state-of-the-art technology to take advantage of known deposits. Our patented, proprietary HTL technology upgrades heavy oil and bitumen into high quality, high-value lighter crude oil, which flows freely through pipelines. Our processing plants are far smaller than conventional technologies require, and can be located in the field, near the heavy oil reserves. Our process also produces significant by-product energy, which can be used to generate the steam or electricity that is used to recover the heavy oil. These advantages permit production of reserves that presently lie stranded, make for tremendous savings, and facilitate transportation of heavy oil to market cost effectively, efficiently and flexibly.
THE PEOPLE
While our technology provides us with a unique edge, the ability to implement that technology lies in our people. Heavy oil production requires specialized skills in order to bring these resources to market economically. Our talented technical teams have worked with major oil and gas companies around the globe, and can apply proven drilling and development techniques to produce stranded oil in remote areas. Our experience allows this to be done safely, efficiently, and in an environmentally-sensitive manner.
Our management has many years of on-the-ground international experience working effectively and harmoniously with local governments. We place a high priority on creating partnerships that meet the cultural and economic needs of our host populations.
THE STRATEGY
Our strategy is to use our HTL technology to develop major heavy oil reserves. Our technology can reduce the exploration risk normally associated with oil and gas resources.
We believe that we can maximize the value of our technology by using it to create opportunities to acquire interests in, and actively participate in, heavy oil development projects. Our strategy is to build, own and operate commercial HTL facilities, rather than licensing our technology to third parties. We intend to use the technology as a strategic tool to acquire and develop reserves by partnering with resource owners and other partners in production-sharing agreements or other long-term arrangements.
Ivanhoe Energy offers two specialized capabilities ready for field application: we have the technology that allows us to upgrade heavy oil in the field; and our people have extensive experience in the development of oil and gas resources around the world.
Moving forward, our priority is to negotiate appropriate partnership arrangements or contracts to put our technology to work. Initiatives are already underway on four continents.

david r. martin Executive Co-Chairman	a. robert abboud Independent Co-Chairman

2006 PRESIDENT’S LETTER TO SHAREHOLDERS

joe gasca President and Chief Executive Officer	This year has been one of focusing, and of preparing for the projects and partnerships to come. We are very excited about the tremendous potential of our HTL technology, and have confidence in the skills and depth of experience of our people. The company’s priority is to execute on this potential – to build on our positive test results and establish the partnerships required to fully commercialize the HTL technology for heavy oil reserve development. We have six main goals:

1 — Build a portfolio of HTL projects. By shifting people and financial resources, we will focus on executing business deals for development projects utilizing our HTL technology.

2 — Advance the technology. Development work will continue as we advance our technology through the first commercial application and beyond.
3 — Enhance our financial position. In preparation for the significant capital outlays required by large projects, we have revised our 2007 capital budget. We anticipate a three-year time frame to design and build the first commercial HTL facility, but expect that the value of transactions will be apparent as soon as agreements are signed.
4 — Reinforce internal capabilities. In advance of major projects, we will expand our HTL and enhanced oil recovery (EOR) technical teams so we can respond quickly and effectively.
5 — Build relationships. Close alignment with partners, suppliers, host governments, and financiers will be essential for future success.
6 — Capture value from our other assets. The goal of our existing operations in the U.S. and China is to generate cash to fund our growth as we transition to a heavy oil-focused company. Our non-heavy oil assets will be leveraged to further support our growth.
SUMMARY OF 2006 FINANCIAL RESULTS
The full year 2006 marks our third consecutive year of positive cash flow from operating activities, which increased 45% generating US$14.4 million for the year. Capital investments for 2006 were US$17.8 million. Revenue rose by 61%, or $18.2 million due to continued high oil prices and increased production; however, this gain was offset by an increase in non-cash depletion and depreciation expenses of $18.1 million. We also incurred increased business and technology development costs, general and administrative expenses and a non-cash impairment of our China oil and gas properties of $5.4 million, resulting in a loss of $25.5 million for the year.
In closing, thank you to our Board of Directors for their guidance and role in realizing the company’s vision, our employees for their commitment and our shareholders for their continued support. I look forward to a successful upcoming year.
Sincerely,

joe gasca
President and Chief Executive Officer
FINANCIAL HIGHLIGHTS
(thousands of U.S. dollars except per share and production amounts)

	YEAR ENDED
	2006	2005	2004
Total assets (at year end)	$248,544	$240,877	$118,486
Cash flow from operating activities	$14,352	$9,870	$4,032
Cash and cash equivalents (at year end)	$13,879	$6,724	$9,322

Revenue	$48,100	$29,939	$17,997
Operating expenses	35,622	23,368	14,640
Operating income	$12,478	$6,571	$3,357
% Operating income	25.9%	22.0%	18.7%
Depletion and depreciation	$32,550	$14,447	$7,482
Write-downs and provision for impairment	$5,420	$5,636	$16,600
Net loss	$(25,492)	$(13,512)	$(20,725)
Net loss per share – basic and diluted	$(0.11)	$(0.07)	$(0.12)

Net production (after royalties):
Barrel of oil equivalent (BOE)	795,061	634,492	503,549
BOE/day for the year	2,178	1,738	1,376